October 6, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Melco Resorts & Entertainment Ltd.
Form 20-F for the Year Ended December 31, 2024
Correspondence from the SEC on September 22, 2025
File No. 001-33178

Attn:	Division of Corporation Finance
Office of Real Estate & Construction

Dear Mr. Regan and Ms. Howell:

This letter sets forth the response of Melco Resorts & Entertainment Ltd. (the “Company”) to the comment letter (the “Comment Letter”) that the Company received from the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated September 22, 2025 in relation to the Company’s Form 20-F for Fiscal Year ended December 31, 2024 (the “2024 Annual Report”).

We have included herein the comment in the Comment Letter in bold, and the Company’s response is set forth immediately below the comment.

Annual Report on Form 20-F

General

1. We note you revised the definition of “China” or “PRC” since your December 31, 2023 Form 20-F to include Hong Kong and Macau in the definition, consistent with the response to our prior comment letter dated August 27, 2024; however, we also note that you have extensively revised the references to the PRC to instead refer to mainland China. Please revise these references to mainland China throughout your annual report including, as examples only, in the risk factors section on pages 27, 28, 45 and 49 to reference China including Hong Kong and Macau, except when you are referencing specific laws and regulations adopted by mainland China. In this regard, ensure that your disclosure does not narrow risks related to operating in China to mainland China only. Please advise us how you plan on making such revisions and include your proposed revised disclosure in your response letter.

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Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings on Form 20-F and other future filings, the Company will use the term “China” or “PRC” rather than “mainland China” other than in instances where the relevant disclosure applies only to mainland China but not Hong Kong or Macau or when referencing specific laws and regulations adopted by mainland China.

In response to the Staff’s comment, the Company respectfully advises the Staff that it proposes to revise the relevant disclosure from the 2024 Annual Report in its annual report on Form 20-F for the fiscal year ended December 31, 2025 as set forth in Annex A.

*  *  *

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s Comments set forth above, please do not hesitate to contact me by phone in Hong Kong at (+852) 2598-3601 / (+853) 8868-7887 or by facsimile at (+853) 8867-7887, or you may contact our outside legal counsel, Stacey Wong, of Latham & Watkins LLP, at (+65) 6437-5450.

Very truly yours,

/s/ Geoffrey Davis
Geoffrey Davis Chief Financial Officer (Principal Financial Officer)

cc:	Graham Winter, Chief Legal Officer Tim Y. Sung, Group Corporate General Counsel Sharon Lau, Latham & Watkins LLP Stacey Wong, Latham & Watkins LLP

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Annex A

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated:

•

“2013 Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to US$1.3 billion) and a revolving credit facility of HK$775,420,000 (equivalent to US$100 million), and was amended, restated and extended by the 2016 Studio City Senior Secured Credit Facility;

•

“2015 Credit Facilities” refers to the HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower, comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500.0 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to US$1.25 billion) revolving credit facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to US$0.1 million) which remains outstanding under the term loan facility, with a maturity date extended to June 24, 2026, and the HK$1.0 million (equivalent to US$0.1 million) revolving credit facility commitment which remains available under the revolving credit facility, all other commitments under the 2015 Credit Facilities were canceled;

•

“2020 Credit Facilities” refers to the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One, our subsidiary and as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for an initial term of five years, and which has been amended and restated under the 2023 Amendment and Restatement and the 2024 Amendment and Restatement, and the overall commitments in respect of which have been increased by HK$387.5 million (equivalent to US$49.8 million) pursuant to the establishment of an incremental facility in February 2025;

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2016 Studio City Senior Secured Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, with the maturity date of August 29, 2029, and which was amended, restated and extended on November 29, 2024;

•

“2016 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2013 Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, and which would have matured on November 30, 2021, and was amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•

“2023 Amendment and Restatement” refers to the Amendment and Restatement Agreement dated June 29, 2023 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend the provisions of the 2020 Credit Facilities such that borrowings under the 2020 Credit Facilities denominated in U.S. dollars bear interest at the term Secured Overnight Financing Rate plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum, as adjusted in accordance with the interest period, and a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries;

•

“2024 Amendment and Restatement” refers to the Second Amendment and Restatement Agreement dated April 8, 2024 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend, among other things, the maturity date of the 2020 Credit Facilities to April 29, 2027;

•

“2024 Studio City Senior Secured Credit Facility” refers to the senior secured credit facilities agreement, dated November 29, 2024, entered into between, among others, Studio City Investments, as parent, Studio City Company, as borrower, and certain subsidiaries as guarantors, pursuant to which lenders have made available to Studio City Company HK$1.945 billion (equivalent to US$250.3 million) in revolving credit facilities for a term of five years with an option to increase the commitments in an amount not exceeding US$100.0 million, subject to the satisfaction of certain conditions precedent;

•

“2025 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 issued by Melco Resorts Finance, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 and US$350.0 million in aggregate principal amount was issued on July 3, 2017;

•

“2025 Studio City Notes” refers to the US$500 million aggregate principal amount of 6.00% senior notes due 2025 issued by Studio City Finance on July 15, 2020, of which US$221.6 million in aggregate principal amount remains outstanding as of March 14, 2025;

•

“2025 Studio City Notes Tender Offer (2023)” refers to the conditional tender offer by Studio City Finance pursuant to which it purchased for cash an aggregate principal amount of US$100.0 million of the outstanding 2025 Studio City Notes in November 2023;

•

“2025 Studio City Notes Tender Offer (2024)” refers to the conditional tender offer by Studio City Finance pursuant to which it purchased for cash an aggregate principal amount of US$100.0 million of the outstanding 2025 Studio City Notes in April 2024;

•	“2026 Senior Notes” refers to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 issued by Melco Resorts Finance on April 26, 2019;

•	“2027 Senior Notes” refers to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 issued by Melco Resorts Finance on July 17, 2019;

•	“2027 Studio City Notes” refers to the US$350.0 million aggregate principal amount of 7.00% senior secured notes due 2027 issued by Studio City Company on February 16, 2022;

•

“2028 Senior Notes” refers to the US$850 million aggregate principal amount of 5.750% senior notes due 2028 issued by Melco Resorts Finance, of which US$500.0 million in aggregate principal amount was issued on July 21, 2020 and US$350.0 million in aggregate principal amount was issued on August 11, 2020;

•	“2028 Studio City Notes” refers to the US$500 million aggregate principal amount of 6.50% senior notes due 2028 issued by Studio City Finance on July 15, 2020;

•

“2029 Senior Notes” refers to the US$1.15 billion aggregate principal amount of 5.375% senior notes due 2029 issued by Melco Resorts Finance, of which US$900.0 million in aggregate principal amount was issued on December 4, 2019 and US$250.0 million in aggregate principal amount was issued on January 21, 2021;

•

“2029 Studio City Notes” refers to the US$1.1 billion aggregate principal amount of 5.00% senior notes due 2029 issued by Studio City Finance, of which US$750.0 million in aggregate principal amount was issued on January 14, 2021 and US$350.0 million in aggregate principal amount was issued on May 20, 2021;

•	“2032 Senior Notes” refers to the US$750.0 million aggregate principal amount of 7.625% senior notes due 2032 issued by Melco Resorts Finance on April 17, 2024;

•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“Altira Resorts” refers to our subsidiary, Altira Resorts Limited (formerly known as Altira Developments Limited), a Macau company through which we hold the land and building for Altira Macau and operate hotel and certain other non-gaming businesses at Altira Macau;

•	“Bluehaven Services” refers to our subsidiary, Bluehaven Services (Private) Limited, a company incorporated in Sri Lanka;

•	“board” and “board of directors” refer to the board of directors of our Company or a duly constituted committee thereof;

•	“CGC” means the Cyprus Gaming and Casino Supervision Commission;

•

“China” or “PRC” refers to the People’s Republic of China, including the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and the Macau Special Administrative Region of the People’s Republic of China (“Macau” or “Macau SAR”), except when referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China. The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau;

•

“City of Dreams” refers to an integrated resort located in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau, which currently features gaming areas and luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•	“City of Dreams Manila” refers to an integrated resort located within Entertainment City, Manila;

•	“City of Dreams Mediterranean” refers to an integrated resort located in Limassol, Cyprus;

•	“City of Dreams Sri Lanka” refers to an integrated resort located in Colombo, Sri Lanka;

•

“COD Resorts” refers to our subsidiary, COD Resorts Limited (formerly known as Melco Crown (COD) Developments Limited), a Macau company through which we hold the land and buildings for City of Dreams, operate hotel and certain other non-gaming businesses at City of Dreams and provide shared services within the Company;

•

“Concession Contract” refers to the concession contract executed between the Macau SAR and Melco Resorts Macau on December 16, 2022, that provides for the terms and conditions of the concession granted to Melco Resorts Macau, which expires on December 31, 2032;

•

“Cyprus Acquisition” refers to our acquisition of a 75% equity interest in ICR Cyprus from Melco International with the issuance of 55.5 million ordinary shares as consideration pursuant to the definitive agreement entered into between us and Melco International on June 24, 2019 and completed on July 31, 2019;

•	“Cyprus Casinos” refers to our satellite casinos in Cyprus, which, as of the date of this annual report, comprise properties in Nicosia, Ayia Napa and Paphos;

•

“Cyprus License” refers to the gaming license granted by the government of Cyprus to Integrated Casino Resorts on June 26, 2017 to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant and with the right for exclusivity in Cyprus for the first 15 years of the term;

•	“Nobu Manila” refers to the hotel development located in City of Dreams Manila branded as Nobu Hotel Manila;

•	“Nüwa Manila” refers to the hotel development located in City of Dreams Manila branded as Nüwa Hotel Manila, formerly branded as the Crown Towers hotel;

•	“our concession” and “our gaming concession” refer to the Macau gaming concession held by Melco Resorts Macau, effective from January 1, 2023 until December 31, 2032;

•

“PAGCOR” refers to the Philippines Amusement and Gaming Corporation, the Philippines regulatory body with jurisdiction over all gaming activities in the Philippines except for lottery, sweepstakes, cockfighting, horse racing and gaming inside the Cagayan Export Zone;

•	“PAGCOR Charter” refers to the Presidential Decree No. 1869, of the Philippines;

•

“Philippine License” refers to the regular gaming license dated April 29, 2015 issued by PAGCOR to the Philippine Licensees in replacement of the Provisional License for the operation of City of Dreams Manila and which is valid until July 11, 2033;

•	“Philippine Licensees” refers to holders of the Philippine License, which include the Melco Philippine Parties and the Philippine Parties;

•	“Philippine Parties” refers to SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc.;

•	“PHP” and “Philippine peso(s)” refer to the legal currency of the Philippines;

•	“RMB” and “Renminbi” refer to the legal currency of ~~mainland~~ China;

•	“SC ADSs” refers to the American depositary shares of SCI, each of which represents four Class A ordinary shares of SCI;

•

“SCI” and “Studio City International” refer to our subsidiary, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•	“SGD” and “Singapore dollar(s)” refer to the legal currency of Singapore;

•	“share(s)” and “ordinary share(s)” refer to our ordinary share(s), par value of US$0.01 each;

•

“Sri Lanka License” refers to the casino business license dated March 27, 2024 issued by the Sri Lanka Ministry of Finance, Economic Stabilization & National Policies to Bluehaven Services for the operation of a casino at City of Dreams Sri Lanka and valid from April 1, 2024 to March 31, 2044;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•

“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among Melco Resorts Macau and Studio City Entertainment Limited, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•

“Studio City Company” refers to our subsidiary, Studio City Company Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;

•

“Studio City Finance” refers to our subsidiary, Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged and operate across various geographies including Macau, the Philippines and Cyprus, new risk factors may emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	general domestic or global political and economic conditions, including in China, which may impact levels of travel, leisure and consumer spending;

•	our ability to successfully operate our casinos;

•	our ability to obtain or maintain all required governmental approvals, authorizations and licenses for our operations;

•	our compliance with conditions and covenants under the existing and future indebtedness;

•	capital and credit market volatility;

•	our ability to raise additional capital, if and when required;

•	our future business development, results of operations and financial condition;

•	fluctuations in the gaming and leisure market in Macau, the Philippines, Cyprus and Sri Lanka;

•	the liberalization of travel restrictions on mainland China citizens and convertibility of the Renminbi;

•	the tightened control of certain cross-border fund transfers from ~~mainland~~ China;

•	the availability of credit for gaming patrons;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau, the Philippines, Cyprus and Sri Lanka;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	fluctuations in occupancy rates and average daily room rates in Macau, the Philippines, Cyprus and Sri Lanka;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	our ability to protect our intellectual property rights;

•	increased competition from other casino hotel and resort projects in Macau and elsewhere in Asia, including the other concessionaires in Macau;

•	City of Dreams Sri Lanka and any new projects and new ventures that we may pursue in or outside of Macau, the Philippines, Cyprus or Sri Lanka;

•	construction cost estimates and completion time estimates for our development projects, including projected variances from budgeted costs and timing;

•

government policies, laws and regulations relating to the leisure and gaming industry, including the implementation of the amended gaming law in Macau, and the legalization of gaming in other jurisdictions;

•	significantly increased regulatory scrutiny on Macau gaming promoters’ operations that has resulted in the cessation of business by many gaming promoters in Macau;

•	the completion of infrastructure projects in Macau, the Philippines, Cyprus and Sri Lanka;

•	our ability to retain and gain new customers;

•	our ability to offer new services and attractions;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for our services and market acceptance of our brands and businesses;

•	the reduced access to our target markets due to travel restrictions, and the potential long-term impact on customer retention;

•

the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as the COVID-19 pandemic or the period of time required for tourism to return to pre-pandemic levels (if at all), extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

•	the outcome of any current and future litigation; and

•	other factors described under “Item 3. Key Information — D. Risk Factors.”

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F and the documents that we referenced in this annual report on Form 20-F and have filed as exhibits with the U.S. Securities and Exchange Commission, or the SEC, completely and with the understanding that our actual future results may be materially different from what we expect.

D. RISK FACTORS

Melco Resorts & Entertainment Limited is a Cayman Islands holding company. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, Singapore, the Philippines, Cyprus and Sri Lanka.

We conduct our operations primarily in Macau, as well as in Cyprus and the Philippines. Our principal executive offices are located in Singapore and Hong Kong. Our operations in mainland China are currently limited to a wholly-owned subsidiary that hosts the domain names of our mainland China websites and other online platforms which promote our non-gaming amenities in mainland China, and we do not have any material assets or operations in mainland China. We have no variable interest entities in our corporate structure.

We face various legal and operational risks and uncertainties as a company primarily operating in Macau, Cyprus and the Philippines. Since we derive a significant majority of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, ~~mainland~~ China, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments in ~~mainland~~ China. Actions by the ~~mainland China~~PRC government can also significantly affect our business by, for example, placing limits on the ability of ~~mainland~~ China residents to travel or remit currency ~~outside of mainland China~~ or by restricting gaming-related marketing activities in ~~mainland~~ China. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — Policies, campaigns and measures adopted by the ~~mainland China~~PRC and/or Macau governments from time to time could materially and adversely affect our operations.”

The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau. The ~~mainland China~~PRC government may also intervene or influence our operations in Macau, Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the ~~mainland China~~PRC government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in ~~mainland~~ China can change quickly with little or no advance notice. See “— Risks Relating to Our Business and Operations — Changes in laws, regulations and policies in ~~mainland~~ China and uncertainties in the legal systems in ~~mainland~~ China may expose us to risks. In addition, rules and regulations in ~~mainland~~ China can change quickly with little advance notice” and “— The ~~mainland China~~PRC government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.”

We also face risks associated with interpretations of or changes to gaming laws in the markets in which we operate, including the interpretation of the amended gaming law in Macau, as well as the continued ability by the U.S. Public Company Accounting Oversight Board, or PCAOB, to inspect our auditors.

Permissions, Approvals, Licenses, Certificates and Permits Required from ~~Mainland China, Hong Kong and Macau~~PRC Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors

As of the date of this annual report, we have obtained the requisite permissions, approvals, licenses, certificates and permits from ~~mainland China, Hong Kong and Macau~~PRC government authorities that are material for our business operations in those jurisdictions, including in particular our gaming concession in Macau which is required to operate gaming operations in that jurisdiction, and none have been denied. See “Item 4. Information on the Company — B. Business Overview — Regulations” for a detailed discussion on the concession in Macau.

Given the uncertainties of interpretation and implementation of relevant laws and regulations and enforcement practice by ~~mainland China~~PRC government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. In addition, rules and regulations in ~~mainland~~ China can change quickly with little advance notice. Uncertainties due to evolving laws and regulations could impede our ability to obtain or maintain certificates, permits or licenses required to conduct business in ~~mainland~~ China. In the absence of required certificates, permits or licenses, governmental authorities could impose material sanctions or penalties on us.

Furthermore, in connection with our issuance of securities to foreign investors, under current ~~mainland China~~PRC laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we are currently required to obtain permissions from or complete any filing with the China Securities Regulatory Commission, or the CSRC, or required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. In addition, we have not been asked to obtain such permissions by any ~~mainland China~~PRC authority or received any denial to do so. However, the ~~mainland China~~PRC government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us and may do so in the future. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we incorrectly conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other ~~mainland China~~PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of ~~mainland~~ China, limit our ability to list on stock exchanges outside of ~~mainland~~ China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Cash Flows Through Our Organization

Cash from financing and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities, capital expenditures and investing activities. Cash from financing and operations within our group is primarily transferred between our subsidiaries through intercompany loan arrangements or equity capital contributions. In 2024, excluding cash transferred for the purpose of the settlement of intragroup charges for operating activities, cash transferred to our holding company, Melco Resorts & Entertainment Limited, from its subsidiaries for repayment of advances amounted to US$7.8 million, while cash transferred from our holding company to its subsidiaries in the form of advances amounted to US$20.3 million and repayments of loans or advances amounted to US$20.0 million, respectively. Dividend payments of US$121.0 million were received from our Macau operating subsidiary in 2024, and no dividend payments were made to our shareholders in 2024, including holders of our ordinary shares with an address of record known to us to be in the United States (which includes all holders of our ADRs, which are traded on Nasdaq in the United States). See also “Item 4. Information on the Company — B. Business Overview — Tax” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that Melco Resorts Macau must notify the Chief Executive of Macau five business days in advance of any decision related to dividend distribution in an amount greater than MOP500 million (equivalent to approximately US$62.5 million), seek Macau government consent to grant or receive any loan in the amount of MOP100 million (equivalent to approximately US$12.5 million) and our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries and authorization is required in the Philippines for inward and outward transfers of Philippine pesos above a certain amount. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

Our board will continue to review from time to time our dividend policy as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions. We cannot assure you that we will make any dividend payments on our shares in the future. Except as permitted under the Companies Act, as amended, of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, Studio City Notes, 2021 Studio City Senior Secured Credit Facility, 2024 Studio City Senior Secured Credit Facility and other agreements governing indebtedness we and our subsidiaries may incur. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs — We cannot assure you that we will make dividend payments in the future” and “— Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

You should carefully consider all of the information in this annual report before making an investment in the ADSs. The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks.

You should carefully consider the following risk factors in addition to the other information set forth in this annual report. Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.

Risks Relating to Our Business and Operations

•	Risks relating to generating a substantial portion of revenues and cash from Macau and the Philippines.

•	Risks relating to operating in a highly regulated industry.

•	Risks relating to regional political, social, economic and legal and regulatory risks in Macau, the Philippines, Cyprus and Sri Lanka, and uncertainties in the legal systems in ~~mainland~~ China.

•	Risks relating to inadequate transportation infrastructure that may hinder increase in visitation to our properties.

•	Risks relating to natural disasters and extreme weather phenomena.

•	Risks relating to facing intense competition.

•	Risks relating to dependence on the continued efforts of our senior management and retaining qualified personnel.

•	Risks relating to inadequate insurance coverage.

•	Risks relating to operating in the gaming industry, including risk of cheating and counterfeiting, inability to collect receivables from credit customers.

•	Risks relating to mergers, acquisitions, strategic transactions, investments, divestments and developing new branded products or entering into new business lines.

•	Risks relating to fluctuations in currency exchange rates of currencies used in our business and availability of credit.

•	Risks relating to failure to comply with anti-corruption laws and anti-money laundering policies.

•	Risks relating to cybersecurity and failure to protect the integrity and security of data, including customer information.

•

Risks relating to having a significant majority of operations in Macau, uncertainties in the legal systems in ~~mainland~~ China, and policies, campaigns and measures adopted by the ~~mainland China~~PRC and/or Macau governments from time to time.

•	Risks relating to protection or alleged infringement of intellectual property rights.

•	Risks relating to environmental, social and governance and sustainability related concerns.

•	Risks relating to our significant projects in various phases of development, including construction risks.

Risks Relating to Operating in the Gaming Industry in Macau

•	Risks relating to the Melco Resorts Macau’s Concession Contract.

•	Risks relating to restrictions on export of Renminbi.

•	Risks relating to adverse changes or developments in gaming laws or other regulations in Macau.

•	Risks relating to the interpretation of the Macau gaming law amended in 2022 and related laws and their implementation by the Macau government.

Risks Related to Operating in the Gaming Industry in the Philippines

•	Risks related to tenancy relationships as the land and buildings comprising the site of City of Dreams Manila are leased.

•	Risks relating to the regulatory requirements for and restrictions on the operation of City of Dreams Manila.

•	Risks relating to a suspension of VIP gaming operations at City of Dreams Manila under certain circumstances.

Risks Relating to Operating in the Gaming Industry in Cyprus

•	Risks relating to our short operating history in Cyprus.

•	Risks relating to the continued cooperation of The Cyprus Phassouri (Zakaki) Limited for the operation of City of Dreams Mediterranean and the Cyprus Casinos.

•	Risks relating to the regulatory requirements for and restrictions on our operations in Cyprus.

Risks Relating to Operating in the Gaming Industry in Sri Lanka

•	Risks relating to the continued cooperation of John Keells Holdings PLC (“John Keells”) for our operations in Sri Lanka.

•	Risks relating to the regulatory requirements for and restrictions on our operations in Sri Lanka.

Risks Relating to Our Corporate Structure and Ownership

•	Risks relating to the substantial influence our controlling shareholder has over us.

•	Risks relating to competing with Melco International on casino projects.

•	Risks relating to SCI’s ability to remain in compliance with the New York Stock Exchange requirements for its continued listing.

Risks Relating to Our Financing and Indebtedness

•	Risks relating to our current, projected and potential future indebtedness and our need for additional financing.

•	Risks relating to the inability to generate sufficient cash flow to meet our debt service obligations.

•	Risks relating to compliance with credit facilities and debt instruments.

Risks Relating to Our Business and Operations

The operating history of some of our businesses may not serve as an adequate basis to judge our future operating results and prospects.

The operating history of some of our businesses is shorter than some of our competitors and therefore may not serve as an adequate basis for your evaluation of our business and prospects. For example, Studio City Phase 2 progressively opened in April and September of 2023 and City of Dreams Mediterranean opened to the public in July 2023.

We face certain risks, expenses and challenges in operating gaming businesses in intensely competitive markets. Some of the risks relate to our ability to:

•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	respond to economic uncertainties and global or regional health events;

•	comply with covenants under our existing and future debt issuances and credit facilities;

•	raise additional capital, as required;

•	respond to changing financing requirements;

•	operate, support, expand and develop our operations and our facilities;

•	attract and retain customers and qualified employees;

•	maintain effective control of our operating costs and expenses;

•

maintain internal personnel, systems, controls and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business as well as regulatory compliance as a public company;

•	respond to competitive and/or deteriorating market conditions;

•	respond to changes in our regulatory environment and government policies; and

•	continue to operate Mocha Clubs and Grand Dragon Casino after the end of the three-year transition period at December 31, 2025 for the operation of gaming in third-party owned properties.

If we are unable to complete any of these tasks or successfully manage one or more of the risks, we may be unable to operate our businesses in the manner we contemplate and generate revenues from such projects in the amounts and by the times we anticipate. We may also be unable to meet the conditions to draw on our existing or future financing facilities in order to fund various activities, which may result in a default under our existing or future financing facilities. If any of these events were to occur, it could cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

We generate a substantial portion of our cash flow from our properties in Macau and the Philippines and, to a lesser degree, Cyprus and, as a result, we are subject to greater risks than a gaming company which operates in more geographical regions.

We are a parent company with limited business operations of our own. We conduct most of our business operations through our direct and indirect subsidiaries. Our primary sources of cash are dividends and distributions with respect to our ownership interests in our subsidiaries that are derived from the earnings and cash flow generated by our operating properties.

We primarily depend on our properties in Macau and City of Dreams Manila and, to a lesser degree, City of Dreams Mediterranean for our cash flow. Given that our operations are and will be primarily conducted based on our principal properties in Macau, one property in Manila and one property and three satellite casinos in Cyprus, we are and will be subject to greater risks resulting from limited diversification of our businesses and sources of revenues as compared to gaming companies with more operating properties in various geographic regions. These risks include, but are not limited to:

•	changes in Macau, ~~mainland China~~PRC, Philippine and Cypriot laws and regulations, including gaming laws and regulations or interpretations thereof, as well as ~~mainland~~ China travel and visa policies;

•	dependence on the gaming, tourism and leisure market in ~~Macau~~China, the Philippines and Cyprus;

•	limited diversification of businesses and sources of revenues;

•

a decline in air, land or ferry passenger traffic to Macau, the Philippines or Cyprus from ~~mainland~~ China and other areas or countries due to higher ticket costs, fears concerning travel, travel restrictions or otherwise, including as a result of outbreaks of widespread health epidemics or pandemics;

•	a decline in economic and political conditions in ~~Macau, mainland~~ China, the Philippines, Cyprus, Asia, Europe or the Middle East;

•	an increase in competition within the gaming industry in ~~Macau~~China, the Philippines, Cyprus or generally in Asia or in Europe;

•	inaccessibility to Macau, the Philippines or Cyprus due to inclement weather, road construction or closure of primary access routes;

•	austerity measures imposed now or in the future by the governments in ~~mainland~~ China or other countries in Asia or in Europe;

•	tightened control of cross-border fund transfers, foreign exchange and/or anti-money laundering regulations or policies effected by the ~~mainland China~~PRC, Macau, Philippine and/or Cyprus governments;

•	any enforcement or legal measures taken by the ~~mainland China~~PRC government to deter gaming activities and/or marketing thereof;

•

natural and other disasters, including typhoons, earthquakes, volcano eruptions, outbreaks of infectious diseases, terrorism, violent criminal activities or disruption affecting Macau, the Philippines or Cyprus;

•	lower than expected rate of increase or decrease in the number of visitors to Macau, the Philippines or Cyprus;

•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau, the Philippines and the Cypriot markets;

•	government restrictions on growth of gaming markets, including policies on gaming table and electronic gaming machine allocation and caps; and

•	a decrease in gaming activities and other spending at our properties.

Any of these developments or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

The renewal of a land concession is subject to compliance with certain legal requirements. In the event of any failure to meet such legal requirements, we could be forced to forfeit all or part of our investment in City of Dreams, along with our interest in the land on which City of Dreams is located and the building and structures on such land.

Our subsidiaries have entered into land concession contracts for the land on which our City of Dreams and Studio City properties are located. Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years, subject to compliance with certain legal and administrative requirements, including the registration of the definitive concession.

In the event that we do not timely meet the legal and administrative requirements to enable the renewal of the land concession, we could lose all or substantially all of our investment in City of Dreams, including our interest in the land and building and may not be able to continue to operate City of Dreams as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition. See also “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Land Regulations.”

Studio City Casino is operated by us through the Studio City Casino Agreement under our concession. Changes in Macau’s gaming law or the requirements applicable to the concession granted to us by the Macau government could necessitate amendments to or the termination of the Studio City Casino Agreement, which may have a material adverse effect on the operation of the Studio City Casino.

Melco Resorts Macau and our subsidiary, Studio City Entertainment Limited, or Studio City Entertainment, have entered into the Studio City Casino Agreement since Studio City Entertainment does not hold a gaming license in Macau. Under such arrangements, Melco Resorts Macau pays gaming taxes and the costs incurred in connection with its on-going operations from Studio City Casino’s gross gaming revenues. Studio City Entertainment receives the residual amount and recognizes such residual amount as revenue arising from the Studio City Casino Agreement.

Any changes in Macau’s gaming law or other requirements applicable to the concession granted to us by the Macau government that necessitate amendments to, or termination of, the Studio City Casino Agreement, may have a material adverse effect on the operation of the Studio City Casino and, in turn, affect our financial condition and results of operations.

Our business is subject to regional and global political, social and economic risks, as well as natural disasters, that may significantly affect visitations to our properties and have a material adverse effect on our results of operations.

The strength and profitability of our business will depend on consumer demand for integrated resorts and leisure travel in general. Terrorist and violent criminal activities in Europe, the United States, South and Southeast Asia and elsewhere, the military conflict between Russia and Ukraine, the Israel-Hamas conflict and other conflicts in the Middle East, social events, natural disasters such as typhoons, tsunamis and earthquakes, and outbreaks of widespread health epidemics or pandemics have had and may continue to negatively affect travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts or events may affect us, directly or indirectly, in the future. See also “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations” and “— Economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners and our ability to accept certain customers, which could materially and adversely affect our competitiveness and business operations.”

We derive a significant majority of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, ~~mainland~~ China. Accordingly, our results of operations and financial condition may be materially and adversely affected by significant political, social and economic developments in ~~Macau and mainland~~ China and our business is sensitive to the willingness and ability of our customers to travel. In particular, our operating results may be adversely affected by:

•	changes in ~~Macau’s and mainland~~ China’s political, economic and social conditions, including any slowdown in economic growth in ~~mainland~~ China;

•

tightening of travel or visa restrictions to, ~~Macau or~~ from ~~mainland~~ or within China, such as due to outbreaks of infectious diseases, or austerity measures which may be imposed by the ~~mainland China~~PRC government;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the tax laws and regulations.

For example, our business and operations are affected by the travel or visa restrictions imposed by ~~mainland~~ China on its citizens from time to time. Even before the COVID-19 outbreak, the ~~mainland China~~PRC government imposed restrictions on exit visas granted to resident citizens of mainland China for travel to Macau. The ~~mainland China~~PRC government further restricts the number of days that resident citizens of mainland China may spend in Macau for certain types of travel. Such travel and visa restrictions, and any changes imposed by the ~~mainland China~~PRC government from time to time, could disrupt the number of visitors from ~~mainland~~ China to our properties.

Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendments or different interpretations and implementation, thereby adversely affecting our profitability after tax. For example, the Macau gaming law amended in 2022 requires the payment of a special premium if gross gaming revenue falls below the gross gaming revenue threshold set by the Macau government. In addition, the demand for gaming activities and related services and luxury amenities that we provide through our operations is dependent on discretionary consumer spending and, as with other forms of entertainment, is susceptible to downturns in global and regional economic conditions. An economic downturn may reduce consumers’ willingness to travel and reduce their spending overseas, which would adversely impact us as we depend on visitors from ~~mainland~~ China and other countries to generate a substantial portion of our revenues. Changes in discretionary consumer spending or consumer preferences could be driven by factors such as perceived or actual general economic conditions, high energy and food prices, the increased cost of travel, weak segments of the job market, perceived or actual disposable consumer income and wealth, fears of recession and changes in consumer confidence in the economy or fears of armed conflict or future acts of terrorism. An extended period of reduced discretionary spending and/or disruptions or declines in travel could materially and adversely affect our business, results of operations and financial condition.

In addition, our business and results of operations may be materially and adversely affected by any changes in ~~mainland~~ China’s economy, including any decrease in the pace of economic growth. Various factors have negatively impacted economic growth in ~~mainland~~ China in recent years, including the government’s efforts to cool ~~mainland~~ China’s housing market and disruptions caused by COVID-19 outbreaks, leading to reduced consumer discretionary budget and ultimately affecting their spending on travel and leisure. Moreover, ~~mainland~~ China’s common prosperity drive which started in 2021 aims to narrow the nation’s wealth gap by reducing wealth inequality. Any changes in the income tax rate or government policy which discourages conspicuous consumption may affect the spending patterns of our patrons. All of these measures as well as a number of measures taken by the ~~mainland~~ China government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, may have contributed to a slowdown of ~~mainland~~ China’s economy. According to preliminary estimates from the National Bureau of Statistics of China, mainland China’s GDP growth rate was 5.0% in 2024, which was lower than the 5.4% growth in 2023. Any slowdown in ~~mainland~~ China’s future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and our properties. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in ~~mainland~~ China will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

City of Dreams Manila is located in the Philippines and is subject to certain economic, political and social risks within the Philippines. The Philippines has, in the past, experienced severe political and social instability, including acts of political violence and terrorism. Any future political or social instability in the Philippines could adversely affect the business operations and financial conditions of City of Dreams Manila. Any changes in the policies of the government or laws or regulations, or in the interpretation or enforcement of these laws and regulations, such as anti-smoking policies or legislation, may negatively impact consumption patterns of visitors to City of Dreams Manila and could adversely affect our business operations and financial condition.

In addition, demand for, and the prices of, gaming and entertainment products are directly influenced by economic conditions in the Philippines, including growth levels, interest rates, inflation, levels of business activity and consumption, and the amount of remittances received from overseas Filipino workers. Any deterioration in economic and political conditions in the Philippines or elsewhere in Asia could materially and adversely affect our Company’s business in the Philippines, as well as the prospects, financial condition and results of our operations in the Philippines.

Our business in the Philippines will also depend significantly on revenues from foreign visitors and be affected by the development of Manila and the Philippines as a tourist and gaming destination. Such revenues from foreign visitors and development of Manila and the Philippines may be disrupted by events that reduce foreigners’ willingness to travel to or create substantial disruption in Metro Manila and raise substantial concerns about visitors’ personal safety, such as power outages, civil disturbances, terrorist attacks and outbreaks of widespread health epidemics or pandemics, among others. The Philippines has also experienced a significant number of major catastrophes over the years, including typhoons, volcanic eruptions and earthquakes, which have caused road closures and work stoppages in the affected areas as well as cancelation of flights. We cannot predict the extent to which our business in the Philippines and tourism in Metro Manila in general will be affected by any of the above occurrences or fears that such occurrences will take place. We cannot guarantee that any disruption to our Philippine operations will not be protracted, that City of Dreams Manila will not suffer any damage and that any such damage will be completely covered by insurance, if at all. Should the Philippines fail to continue to develop as a tourist destination or should Entertainment City or Manila fail to become a widely recognized regional gaming destination, City of Dreams Manila may fail to attract a sufficient number of visitors, which would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows. Any of these occurrences may disrupt our operations in the Philippines.

The subtropical climate and location of both Macau and the Philippines render them susceptible to typhoons, heavy rainstorms and other natural disasters, while Cyprus is also susceptible to heavy rainstorms and other natural disasters. In the event of a major typhoon, or other natural disasters in Macau, the Philippines or Cyprus, our properties may be severely damaged, our operations may be materially and adversely affected, and our properties may even be required to temporarily cease operations by regulatory authorities. Any flooding, unscheduled interruption in the technology or transportation services or interruption in the supply of public utilities is likely to result in an immediate and possibly substantial loss of revenues due to a shutdown of any of our properties and material adverse effect on our business operations and financial condition.

Our operations in Cyprus are subject to certain economic, political and social risks within Cyprus, particularly in the occupied part of Cyprus, as well as outside of Cyprus due to the ongoing conflicts in the Middle East. There are ongoing political, social and economic issues in Cyprus relating to the division of the island following the Turkish invasion in 1974, with the occupied part of Cyprus controlled by Turkey and its military. These issues have escalated due to the discovery and exploration of natural gas in Cyprus’ economic zones as well as in the economic zones around Cyprus. Turkey has unilaterally created its own economic zones overlapping the Cyprus ones and has initiated exploratory drilling in the area. Any future political or social instability in Cyprus or in the neighboring region could adversely affect the business operations and financial conditions of our casinos in Cyprus, including City of Dreams Mediterranean. Cyprus’ relatively small and open economy means it remains susceptible to rapid changes in economic conditions in the neighboring regions or globally. In addition, changes in government policies, laws or regulations, or in the interpretation or enforcement of these laws and regulations, may negatively impact gaming and non-gaming activities at our facilities in Cyprus, which could adversely affect our business operations and financial condition. For example, an amendment to Cyprus’ anti-money laundering law came into effect on January 1, 2025, prohibiting, in one or a series of related transactions, the trading in goods or the provision of services in amounts exceeding EUR10,000 (equivalent to approximately US$10,405). While there is uncertainty whether such amendment applies to transactions conducted within casinos or satellite casinos, and clarification of such uncertainty has been sought, including by us, if such law were deemed to be applicable to transactions conducted within casinos or satellite casinos, our results of operations in Cyprus may be materially and adversely affected.

Our operations in Sri Lanka are subject to certain risks within Sri Lanka. The Sri Lankan economy has experienced economic challenges, including a default by the Sri Lankan government on its debt obligations in 2022 which required the intervention of the International Monetary Fund, and economic stability remains uncertain. In addition, Sri Lanka has also experienced political and social crises. Any future economic, political or social instability in Sri Lanka could negatively impact our operations in Sri Lanka.

In addition, the global macroeconomic environment continues to face significant challenges, including the continuation of international trade conflicts, such as the trade disputes between the United States and ~~mainland~~ China and the recent escalation of trade tariffs and related retaliatory measures between these two countries and globally.

Tensions between the United States and ~~mainland~~ China have continued to escalate in connection with ongoing trade disputes as well as other political factors. Continued rising political tensions globally could reduce levels of trade, investment, technological exchanges and other economic activities between these two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The introduction of the National Security Law for Hong Kong and the U.S. Department of State’s statements in reaction to it have resulted in a further deterioration in the Sino-U.S. bilateral relationship, which could negatively affect the ~~mainland~~ China economy and its demand for gaming and leisure activities.

Elevated inflation rates globally and in places where we operate may not only weaken discretionary spending of our customers but also increase our operating costs due to possible hikes in salary payments for our staff or key expenditures in our business. In September 2024, the U.S. Federal Reserve lowered the benchmark federal-funds rate for the first time in four years to 5.00% and has continued to lower interest rates in 2024 to the current rate of 4.50%. The direction that the U.S. Federal Reserve will take with regards to its monetary policies is uncertain. Interest rate hikes from one or more central banks across the world to address inflation or other macroeconomic factors would increase the cost of credit throughout global economies, impacting cashflows for both businesses and consumers as they spend more on interest payments which, in turn, reduces the amount available for capital investments and for discretionary consumption. Any developments that adversely impacts global liquidity, heighten market volatility and increase U.S. dollar funding costs resulting in tightened global financial conditions and a prolonged period of volatile and unstable market conditions would likely increase our funding costs and negatively affect our market risk mitigation strategies.

The continued pressure on the ~~mainland~~ China property market since 2022, as well as the deterioration in the ~~mainland~~ China economy post-COVID-19, also negatively impacted the market for high yield bonds of issuers in other sectors connected with ~~mainland~~ China, including those issued by Macau gaming operators and associated entities. Other factors affecting discretionary consumer spending, including amounts of disposable consumer income, fears of recession, lack of consumer confidence in the economy, change in consumer preferences, high energy, fuel and other commodity costs and increased cost of travel may negatively impact our business. An extended period of reduced discretionary spending and/or disruptions or declines in travel have had and could materially adversely affect our business, results of operations and financial condition.

Considerable uncertainty remains over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and ~~mainland~~ China. There have been concerns over conflicts, unrest and terrorist threats in the Ukraine, Middle East, Europe and Africa, including, but not limited to, the Israel-Hamas conflict and the continuing military conflict between Russia and Ukraine leading to sanctions and export controls imposed by the United States, the European Union, the United Kingdom and other countries targeting Russia, its financial system and major financial institutions and certain Russian entities and persons. Such sanctions and measures and the Israel-Hamas conflict have had and may continue to have a negative impact on our business and our ability to accept certain customers, including for our business in Cyprus where historically a significant number of tourists have come from Russia, Israel and the Middle East. These conflicts have also caused volatility in global financial markets as well as a rise in prices of oil, gas and other commodities. In addition, concerns over conflicts involving the United States and Iran and potential conflicts involving the Korean peninsula persist. Any severe or prolonged slowdown in the global economy or increase in international trade or political conflicts may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Policies, campaigns and measures adopted by the ~~mainland China~~PRC and/or Macau governments from time to time could materially and adversely affect our operations.

A significant number of the customers of our properties come from, and are expected to continue to come from, ~~mainland~~ China. Any travel restrictions imposed by ~~mainland~~ China could negatively affect the number of patrons visiting our properties from ~~mainland~~ China. Under the Individual Visit Scheme, or IVS, mainland China citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. While the ~~mainland China~~PRC government has restricted and then loosened IVS travel frequently, it has indicated its intention to maintain tourism development by opening the IVS to more ~~mainland~~ China cities to visit Macau. For example, the IVS was further expanded to Qingdao and Xi’an beginning in March 2024. A decrease in the number of visitors from ~~mainland~~ China could adversely affect our results of operations. See also “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations”.

In addition, certain policies and campaigns implemented by the ~~mainland China~~PRC government may lead to a decline in the number of patrons visiting our properties in Macau and the amount of spending by such patrons. The strength and profitability of our business depends on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Initiatives and campaigns undertaken by the ~~mainland China~~PRC government in recent years have resulted in an overall dampening effect on the behavior of ~~mainland~~ China consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the ~~mainland China~~PRC government’s ongoing anti-corruption campaign has had an overall dampening effect on the behavior of ~~mainland~~ China consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting our properties may be affected by the ~~mainland China~~PRC government’s focus on deterring marketing of gaming to ~~mainland~~ China citizens and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, and reduce the amount that mainland China-issued ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. The ~~mainland China~~PRC government has also developed its digital currency and has performed certain test trials in its application within ~~mainland~~ China. If a digital currency is adopted by the Macau government for gaming operations in Macau, there could be a material and adverse impact on our operations, especially our VIP rolling chip operations, if limitations on transactions per player are also introduced in conjunction with the adoption of the digital currency.

Regulatory scrutiny of gaming promoters in ~~mainland~~ China~~, Macau~~ and the Philippines has also affected the gaming business. See “— We depend upon gaming promoters for a portion of our gaming revenues. If we are unable to establish or maintain the number of successful relationships with gaming promoters, the financial resources of our gaming promoters are insufficient to allow them to continue doing business or we are unable to find alternative means to attract VIP rolling chip patrons in markets such as Macau where gaming promoters have become subject to restrictions on doing business due to legal and regulatory requirements, our results of operations could be materially and adversely impacted” and “— Our business is subject to regional and global political, social and economic risks, as well as natural disasters, that may significantly affect visitations to our properties and have a material adverse effect on our results of operations.”

We derive a significant majority of our revenues from our Macau gaming business and any disruptions or downturns in the Macau gaming market may have a material impact on our business.

While we currently generate revenues from our Philippine and Cyprus operations, we expect to continue to derive a significant majority of our revenues from our Macau gaming business and may be materially affected by any disruptions or downturns in the Macau gaming market. In 2019, for example, gross gaming revenues in Macau declined by 3.4% on a year-over-year basis as reported by the DICJ. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the ~~mainland~~ China economy. Although gross gaming revenues in Macau increased by 23.9% on a year-over-year basis in 2024 compared to 2023 according to the DICJ, governmental policies and responses to COVID-19 outbreaks resulted in a significant decline in inbound tourism in Macau with gross gaming revenues declining by 30.2% in 2022 compared to 2020, according to the DICJ.

Our business, financial condition and results of operations may be materially and adversely affected by such impacts or other disruptions in the Macau gaming market. See “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations.”

The gaming industries in Macau, the Philippines, Cyprus and Sri Lanka are highly regulated.

Gaming is a highly regulated industry in Macau. Our Macau gaming business is subject to various laws and increased audits and inspections from regulators, such as those relating to licensing, tax rates and other regulatory obligations, such as anti-money laundering measures, which may change or become more stringent. Changes in laws may result in additional regulations being imposed on our gaming operations in Macau and our future projects. Our operations in Macau are also exposed to the risk of changes in the Macau government’s policies that govern operations of Macau-based companies and the Macau government’s interpretation of, or amendments to, our gaming concession. Any such adverse developments in the regulation of the Macau gaming industry could be difficult to comply with and could significantly increase our costs, which could cause our projects to be unsuccessful.

The Philippine gaming industry is also highly regulated, including the amendment to the existing Philippines Anti-Money Laundering Act, as amended (“Philippine AMLA”), whereby casinos are included as covered persons subject to reporting and other requirements under the Philippine AMLA. The Anti-Money Laundering Council and PAGCOR have also released regulations and guidelines on compliance. The authority of the Anti-Money Laundering Council was also expanded to include the power to apply for search and seizure orders, issue subpoenas, and preserve, manage or dispose assets pursuant to a freeze order or judgment of forfeiture. While we have adjusted our anti-money laundering policies for our Philippine operations to the

Changes in laws, regulations and policies in ~~mainland~~ China and uncertainties in the legal systems in ~~mainland~~ China may expose us to risks. In addition, rules and regulations in ~~mainland~~ China can change quickly with little advance notice.

We derive a significant majority of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, ~~mainland~~ China. Accordingly, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments not only in Macau but also in the rest of~~mainland~~ China. Gaming-related activities in ~~mainland~~ China, including marketing activities, are strictly regulated by the ~~mainland China~~PRC government and subject to various ~~mainland China~~ laws and regulations. The ~~mainland China~~PRC legal system continues to rapidly evolve and the interpretations of many laws, regulations and rules are not always uniform. Rules and regulations in ~~mainland~~ China can change quickly with little advance notice. In addition, the ~~mainland China~~PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of all policies and rules imposed by ~~the mainland China~~PRC authorities which may affect or relate to our business and operations. There is also no assurance that our interpretation of the laws and regulations that affect our activities in ~~mainland~~ China is or will be consistent with the interpretation and application by the ~~mainland China~~PRC governmental authorities. These uncertainties may impede our ability to assess our legal rights or risks relating to our business and activities. Any changes in the laws and regulations, or in the interpretation or enforcement of these laws and regulations, that affect gaming-related activities in ~~mainland~~ China could require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations and have a material and adverse effect on our business and prospects, financial condition and results of operations. We may incur penalties for any failure to comply with ~~mainland China~~PRC laws and regulations.

In addition, ~~mainland China~~PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms. Such discretion of the ~~mainland China~~PRC administrative and court authorities increases the uncertainties in the ~~mainland China~~PRC legal system and makes it difficult to evaluate the likely outcome of any administrative and court proceedings in ~~mainland~~ China and the level of legal protection we enjoy than in other legal systems. Any litigation or proceedings in ~~mainland~~ China may be protracted and result in substantial costs and diversion of our resources and management attention. Any such litigation or proceedings could have a material adverse effect on our business, reputation, financial condition and results of operations.

The ~~mainland China~~PRC government may influence our operations ~~in Macau or elsewhere~~ or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.

The ~~mainland China~~PRC government has exercised and continues to exercise substantial control over virtually every sector of the ~~mainland~~ China economy through evolving development, interpretation and implementation of applicable laws and regulations. The ~~mainland China~~PRC government may also enact new laws, rules or regulations, which may influence our operations ~~in Macau or elsewhere~~, at any time as the ~~mainland China~~PRC government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in ~~mainland~~ China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the ~~mainland China~~PRC government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in ~~mainland~~ China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See also “— Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks” for discussions relating to the ~~mainland~~ China Data Security Law.

For example, on February 17, 2023, the CSRC released a set of regulations, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Administrative New Measures, and related guidelines, which came into effect on March 31, 2023, and the Notice on the Arrangements for the Recordation Management of Overseas Issuances and Listings of Domestic Enterprises, or the Notice on Overseas Issuance and Listing.

Under the first paragraph of Article 15 of the Trial Administrative New Measures, overseas offerings and listings of a listing applicant by a mainland China company must conduct and complete the relevant filing procedures with the CSRC if (i) more than 50% of its operating revenue, total profit, total assets or net assets were derived from its mainland China entities based on the audited consolidated financial statements for the most recent financial year, and (ii) the main parts of its business activities are conducted in mainland China, its principal places of business are located in mainland China, or the majority of senior management in charge of its business operations are mainland China citizens or domiciled in mainland China. Furthermore, the second paragraph of Article 15 of the Trial Administrative New Measures provides that a “substance over form” principle, or the Principle, shall be followed when determining whether an issuer is subject to the filing requirements under the Trial Administrative New Measures. In addition, according to the Notice on Overseas Issuance and Listing, companies which have completed overseas listings or offerings prior to March 31, 2023 are not required to complete any filing procedures immediately, but may be required to file with the CSRC for any follow-on offerings.

We do not believe that our previous or any future offshore offerings are or will be subject to the filing procedures under the Trial Administrative New Measures and related guidelines as (i) we currently have two subsidiaries in mainland China, and the aggregate operating revenue, total profit, total assets or net assets of such subsidiaries as recorded in our audited consolidated financial statements for the most recent financial year were immaterial and will not reach the threshold under the first paragraph of Article 15 of the Trial Administrative New Measures; (ii) the main parts of the Company’s business activities are not and are not expected to be conducted in mainland China; (iii) the Company’s principal places of business are not and are not expected to be located in mainland China; (iv) the senior management in charge of the Company’s business operation are not mainland China citizens and the management does not and is not expected to be domiciled in mainland China; and (v) the risk factors disclosed in the offering document of any future offshore offerings are not expected to be predominately related to mainland China as compared to other countries and regions. However, significant uncertainties exist as to how the Trial Administrative New Measures and the related guidelines will be interpreted and implemented since they are newly published. Particularly, the Principle is subject to any new laws, rules and regulations or interpretations and implementations in any form relating to the filing requirements under the Trial Administrative New Measures at the discretion of the ~~mainland China~~PRC government authorities.

If (i) we incorrectly conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other ~~mainland China~~PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to list on stock exchanges outside of ~~mainland~~ China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

We face intense competition in Macau, the Philippines and elsewhere in Asia and Europe and may not be able to compete successfully.

The hotel, resort and gaming industries are highly competitive. The competitors of our business in Macau, the Philippines and elsewhere in Asia and Europe include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than we are and may have more diversified resources, better brand recognition and greater access to capital to support their developments and operations in Macau, the Philippines and elsewhere.

In Macau, some competitors have opened new properties, expanded operations and/or have announced intentions for further expansion and developments in Cotai, where City of Dreams and Studio City are located. For example, Phase 3 of the Galaxy Macau Resort progressively opened from the second quarter of 2023, while Phase 4 is currently under development and is expected to open in 2027. Sands China Ltd., a subsidiary of Las Vegas Sands Corporation, has rebranded and redeveloped Sands Cotai Central in Cotai into The Londoner Macau, which opened in February 2021, with further renovations ongoing in the second phase of The Londoner Macau which is expected to be complete in the second quarter of 2025. Sociedade de Jogos de Macau, S.A., or SJM, opened Grand Lisboa Palace in July 2021 and opened two additional hotels in 2023. See “Item 4. Information on the Company — B. Business Overview — Market and Competition.”

In the Philippine gaming market, we compete with hotels and resorts owned by both Philippine nationals and international operators. PAGCOR, an entity owned and controlled by the government of the Philippines, also operates gaming facilities across the Philippines. Our operations in the Philippines face competition from gaming operators in other more established gaming centers across the region, particularly those of Macau and Singapore, and other major gaming markets located around the world, including Australia and Las Vegas, as we attract similar pools of customers and tourists. A number of such other operators have a longer track record of gaming operations and such other markets have more established reputations as gaming markets. Our operations in the Philippines may not be successful in its efforts to attract foreign customers and independent gaming promoters to City of Dreams Manila, and to promote Manila as a gaming destination.

In Cyprus, we hold a 30-year casino gaming license, which commenced from June 2017 and as to which the first 15 years are exclusive. Although we hold the exclusive license to operate casinos in the Republic of Cyprus until 2032, we may face competition from a large number of sports betting shops in Cyprus, online sports betting or other illegal casinos in Cyprus closed down by the Cyprus government, and from a large number of casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East. We expect additional competition from new integrated resorts scheduled to open in the region, including the Hard Rock Hotel & Casino Athens which is expected to open in 2027, and Wynn Al Marjan Island, which is currently under construction at Ras Al Khaimah in the UAE and expected to open in the first quarter of 2027.

In Sri Lanka, while City of Dreams Sri Lanka is currently the only integrated resort development in Sri Lanka and our subsidiary, Bluehaven Services, holds the Sri Lanka License to operate a casino in Sri Lanka until March 31, 2044, we face competition from four existing smaller casinos and possible competition from a new casino which is expected to open in Sri Lanka in 2025.

We also compete to some extent with casinos located in other countries, such as Singapore, Malaysia, South Korea, Vietnam, Cambodia, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City in the United States, and in the future, proposed developments in Sri Lanka, Japan, Greece and the United Arab Emirates, among others. Certain other markets, such as Taiwan and Thailand, may also in the future legalize casino gaming and may not be subject to as stringent regulations as the Macau, Philippine and/or Cyprus markets. We also compete with both legal and illegal online gaming and sports betting websites, cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Asia could also significantly and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Currently, Macau is the only region in the China area offering legal casino gaming. Although the ~~mainland China~~PRC government has strictly enforced its regulations prohibiting domestic gaming operations in mainland China, there may be casinos in parts of mainland China that are operated illegally and without licenses. In addition, there is no assurance that the ~~mainland China~~PRC government will not in the future permit gaming operations in mainland China. Competition from casinos in mainland China, legal or illegal, could materially and adversely affect our business, results of operations, financial condition, cash flows and prospects.

Our regional competitors also include casino resorts that Melco International may develop elsewhere in Asia Pacific outside Macau or elsewhere in the world. Melco International may develop different interests and

Gaming customers may attempt or commit fraud or cheat in order to increase their winnings, including in collusion with the casino’s staff. Internal acts of cheating could also be conducted by staff through collusion with dealers, surveillance staff, floor managers or other gaming area staff. Our existing surveillance and security systems, designed to detect cheating at our casino operations, may not be able to detect all such cheating in time or at all, particularly if patrons collude with our employees. In addition, our gaming promoters or other persons could, without our knowledge, enter into betting arrangements directly with our casino patrons on the outcomes of our games of chance, thus depriving us of revenues.

Our operations are reviewed to detect and prevent cheating. Each game has a theoretical win rate and statistics are examined with these in mind. Cheating may give rise to negative publicity and such action may materially affect our business, financial condition, operations and cash flows.

An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations.

Our operations could be, and in certain cases, such as in relation to COVID-19, have been adversely affected by the outbreak of widespread health epidemics or pandemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika, Ebola and COVID-19. The occurrence of such health epidemics or pandemics, prolonged outbreak of an epidemic illness or other adverse public health developments in ~~mainland~~ China or elsewhere in the world could materially disrupt our business and operations. Such events could significantly impact our industry and cause severe travel restrictions in ~~mainland~~ China or elsewhere in the world as well as temporary or prolonged closures of the facilities we use for our operations and disruptions to public transportation, which could severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Such events may also indirectly and materially adversely impact our operations by negatively impacting the outlook, growth or business sentiment in the global, regional or local economy.

There can be no assurance that any further outbreak of COVID-19 or an outbreak of swine flu, avian influenza, SARS, MERS, Zika, Ebola or other contagious disease or any measures taken by the governments of affected countries against such potential outbreaks will not seriously interrupt our gaming operations. The perception that an outbreak of any health epidemic or contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia. In addition, our operations could be disrupted if any of our facilities or employees or others involved in our operations were suspected of having COVID-19, swine flu, avian influenza, SARS, MERS, Zika or Ebola as this could require us to quarantine some or all of such employees or persons or disinfect the facilities used for our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, which could result in reduced business volume and the temporary closure of our facilities or otherwise disrupt our business operations and adversely affect our results of operations. Our revenues and profitability could be materially reduced to the extent that a health epidemic or other outbreak harms the ~~mainland~~ China or global economy in general.

Health and safety or food safety incidents at our properties may lead to reputational damage and financial exposures.

We provide goods and services to a significant number of customers on a daily basis at our properties. In particular, with attractions, entertainment and food and beverage offerings at our properties, there are risks of health and safety incidents, personal injury, or adverse food safety events, such as food poisoning, physical trauma, slip and fall accidents, or surges in crowd flow at popular ingress and egress points. While we have a number of measures and controls in place aimed at managing such risks, we cannot guarantee that our insurance is adequate to cover all losses, which may result in us incurring additional costs or damages, and negatively impact our financial performance. Such incidents may also lead to reduced customer flow and reputational damage to our properties. See “— We are subject to risks relating to litigation, disputes and regulatory investigations and proceedings which may adversely affect our profitability, financial condition, reputation and prospects.”

Unfavorable fluctuations in the currency exchange rates of the H.K. dollar, U.S. dollar, the Pataca, the Philippine peso, the Euro or the Sri Lankan rupee and other risks related to foreign exchange and currencies, including restrictions on conversions and/or repatriation of foreign currencies, could adversely affect our indebtedness, expenses, profitability and financial condition.

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our current revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. Our current expenses are denominated predominantly in Patacas, H.K. dollars, the Philippine pesos, the Euro and the Sri Lankan rupees. In addition, we have revenues, assets, debt and expenses denominated in Philippine pesos, in Euros and in Sri Lankan rupees relating to our businesses in the Philippines, Cyprus and Sri Lanka, respectively. We also have subsidiaries, branch offices and assets in various countries and regions, including Singapore, Thailand and Taiwan, which are subject to foreign exchange fluctuations and local regulations that may impose, among others, limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. In addition, a significant portion of our indebtedness, including the Melco Resorts Finance Notes and Studio City Notes, and certain expenses, are or will be denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars.

The value of the H.K. dollar, the Pataca, the Philippine peso, the Euro and the Sri Lankan rupee against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or otherwise modified and subject to fluctuations. Any significant fluctuations in exchange rates between the H.K. dollar, the Pataca, the Philippine peso, the Euro or the Sri Lankan rupee to the U.S. dollar may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollars or Patacas for our operations, fluctuations in exchange rates between the H.K. dollar or Pataca against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.

While we maintain a certain amount of our operating funds in the same currencies in which we have obligations in order to reduce our exposure to currency fluctuations, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2024 and 2023. In addition, we may face regulatory, legal and other risks in connection with our assets and operations in certain jurisdictions that may impose limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. We will consider our overall procedure for managing our foreign exchange risk from time to time, but we cannot assure you that any such procedures will enable us to obtain and achieve effective hedging of our foreign exchange risk, which could materially and adversely affect our financial condition and operating results.

Furthermore, ~~mainland China~~the PRC government has tightened currency exchange controls and restrictions on the export and conversion of the Renminbi in recent years. Restrictions on the export of the Renminbi, as well as the increased effectiveness of such restrictions, may impede the flow of gaming patrons from mainland China to Macau~~,~~ and/or from China to the Philippines, Sri Lanka or outside of Asia, inhibit the growth of gaming in those markets and negatively impact our gaming operations.

We may undertake mergers, acquisitions, strategic transactions, investments or divestments that are not realized or may result in operating difficulties, distractions from our current businesses or a material and adverse effect on our business and financial condition and subject us to regulatory and legal inquiries and proceedings or investigations.

We have made, and may in the future make, acquisitions, investments, divestments or strategic transactions in companies or projects to expand or complement our existing operations. From time to time, we engage in discussions and negotiations with companies regarding acquisitions, investments, divestments or other strategic transactions, which may be material or significant, in such companies or projects. For example, the discussions and negotiations between us and Melco International led to our acquisition of 75% ownership interest in ICR Cyprus from Melco International, through which we expanded our operations to Cyprus. With this acquisition, our business expanded to the European region and includes City of Dreams Mediterranean, a new integrated casino resort in Cyprus. Our expanded operations in Cyprus require significant resources and investments and we may in the future make other acquisitions, investments or strategic transactions that require significant capital commitments and resources.

Should we pursue acquisitions in mainland China, we will be subject to a variety of ~~mainland China~~PRC anti-monopoly laws. In recent years, additional regulations have been implemented which make merger and acquisition activities by foreign investors more time-consuming and complex. The Measures for the Security Review of Foreign Investments promulgated by National Development and Reform Commission, or the NDRC, and Ministry of Commerce, which became effective from January 2021, require that a security review by relevant governmental authorities must be conducted for foreign investments that affect or may affect national security in accordance with the provisions thereunder. In November 2021, the State Council inaugurated the National Anti-Monopoly Bureau, which aims to further implement fair competition policies and strengthen anti-monopoly supervision in mainland China, particularly to strengthen oversight and law enforcement in areas involving innovation, science and technology, information security and people’s livelihoods. Any failure or perceived failure by us to comply with the anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.

Any integration process that would follow any of our acquisitions, investments or strategic transactions, including our acquisition of 75% equity interest in ICR Cyprus, may prove more difficult than anticipated. We may be subject to liabilities or claims that we are not aware of at the time of the investment or acquisition, and we may not realize the benefits anticipated at the time of the investment or acquisition. Any benefits anticipated at the time of the investment or acquisition may also not be realized, or may be impacted, due to factors beyond our control. For example, in Cyprus, our operations have been negatively affected by, among others, the military conflict between Russia and Ukraine, the Israel-Hamas conflict and other conflicts in the Middle East. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and liabilities, result in losses, including in material amounts, and may adversely affect our businesses, financial condition and operating results. Even if we do identify suitable opportunities, we may not be able to make such acquisitions or investments on commercially acceptable terms or adequate financing may not be available on commercially acceptable terms, if at all, and we may not be able to consummate a proposed acquisition or investment.

We may also, from time to time, receive inquiries from regulatory and legal authorities and become subject to regulatory and legal proceedings or investigations in connection with our acquisitions, investments, divestments or strategic transactions in companies or projects, which may delay or materially impact the completion of such acquisitions, investments, divestments or strategic transactions. Any such regulatory and legal proceedings or investigations may materially and adversely affect our business, operations, financial condition and prospects.

Rolling chip patrons and VIP gaming customers may cause significant volatility in our revenues and cash flows.

A portion of our casino revenues in Macau are generated from the rolling chip segment of the gaming market. Similarly, City of Dreams Manila also attracts foreign gaming visitors, particularly VIP players who typically place large individual wagers. The loss or a reduction in the play of the most significant of these rolling chip patrons or VIP gaming customers could have an adverse effect on our business. In addition, revenues and cash flows derived from high-end gaming of this type are typically more volatile than those from other forms of gaming primarily due to high bets and the resulting high winnings and losses. As a result, our business, results of operations and cash flows from operations may be more volatile from quarter to quarter than that of our competitors and consequently may require higher levels of cage cash in reserve to manage this volatility.

We depend upon gaming promoters for a portion of our gaming revenues. If we are unable to establish or maintain the number of successful relationships with gaming promoters, the financial resources of our gaming promoters are insufficient to allow them to continue doing business or we are unable to find alternative means to attract VIP rolling chip patrons in markets such as Macau where gaming promoters have become subject to restrictions on doing business due to legal and regulatory requirements, our results of operations could be materially and adversely impacted.

Historically, VIP rolling chip patrons introduced to us by gaming promoters were responsible for a significant portion of our gaming revenues in Macau. However, significantly increased regulatory scrutiny of gaming promoters in Macau has resulted, and may continue to result, in restrictions on their activities and the cessation of business of gaming promoters. In addition, changes to the legal and regulatory framework in ~~mainland~~ China has also affected gaming promoters in Macau. For example, amendments to ~~mainland~~ China’s criminal laws, which provide that anyone that organizes trips for mainland China citizens for the purpose of gambling outside of mainland China, including Macau, may be deemed to have conducted a criminal act, came into effect on March 1, 2021. Furthermore, in November 2021, the Court of Final Appeal in Macau issued a final unappealable decision holding that a gaming operator was jointly liable with a gaming promoter for the refund of funds deposited with such gaming promoter, and separately the Macau authorities have arrested executives from a gaming promoter for alleged illegal overseas gaming related activities. In January 2022, the Macau authorities also arrested an executive from another gaming promoter and certain related individuals and certain of these individuals were sentenced to jail terms in addition to the payment of monetary compensation to the Macau SAR in January 2023. On December 20, 2022, a new law came into effect that included provisions clarifying the extent of joint liability of concessionaires and gaming promoters pursuant to which the acceptance of funds or chips from others by a gaming promoter is only considered activity undertaken by the casino when such funds or chips were used to play or result from gaming winnings. The records kept by the concessionaire with respect to the chips or play are relevant for such determination. Under such new law, the taking of deposits of funds from others not for gaming purposes is considered a crime. We currently engage gaming promoters in Macau. In the event gaming promoters are subject to additional restrictions and regulatory scrutiny in Macau and we, or the gaming promoters we engage, are unable to successfully attract VIP rolling chip patrons, our business, financial condition and results of operations could be affected materially and adversely. For a further discussion of restrictions on gaming promoters in Macau, see “— Adverse changes or developments in gaming laws or other regulations in Macau that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.”

As of the end of 2024, we had arrangements with eight gaming promoters in the Philippines. In the event we are unable or choose not to partner with additional gaming promoters in the Philippines or are unable to successfully operate our VIP rolling chip operations with reduced reliance on customers introduced by gaming promoters or expand our mass market segment in the Philippines, our business, financial condition and results of operations could be affected materially and adversely.

As of the end of 2024, we had arrangements with four licensed gaming promoters in Cyprus.

The occurrence of any of the cyber incidents described above could cause reputational harm to us, expose us to legal proceedings and have a material adverse effect on our business, results of operations and cash flows.

Any perceived or actual electronic or physical security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential or personally identifiable information, whether by us or by a third party, could disrupt our business, damage our reputation and relationships with our customers, suppliers and employees, expose us to risks of litigation, significant fines and penalties and liability, result in the deterioration of our customers’, suppliers’ and employees’ confidence in us, and adversely affect our business, results of operations and financial condition. Any perceived or actual unauthorized disclosure of personally identifiable information of our employees, customers, suppliers or website visitors could harm our reputation and credibility and reduce our ability to attract and retain employees, suppliers and customers. We are also subject to enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to cybersecurity. For example, a new Cybersecurity Law was introduced in Macau in 2019 which also applies to our businesses in Macau. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Cybersecurity Regulations.” As any of the above cybersecurity threats develop and grow and our obligations under cybersecurity regulations increase, we may find it necessary to make significant further investments to protect our data and infrastructure, including the implementation of new computer systems or upgrades to existing systems, deployment of additional personnel and protection-related technologies, engagement of third-party consultants, and training of personnel.

Finally, while we have developed and implemented a cybersecurity risk management program, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully complied with or effective in protecting our systems and information. See also “Item 16K – Cybersecurity.”

Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.

Our businesses collect, use and transmit large volumes of data, including credit card numbers and personal information in various information systems relating to our customers, suppliers and staff, and such personal information may be collected and/or used in, and transmitted to or from, multiple jurisdictions. We may be subject to a variety of cybersecurity, data privacy, data protection and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our business activities and increase our compliance costs and efforts. Any breach or noncompliance may subject us to proceedings, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

Our customers, suppliers and employees have a high expectation that we will adequately protect their personal information. Such collection, use and/or transmission of personal information is governed by privacy laws and regulations and such laws and regulations change often, vary significantly by jurisdiction and often are newly enacted. For example, the European Union (“EU”)’s General Data Protection Regulation (“GDPR”) requires companies to meet new and more stringent requirements regarding the handling of personal information. The GDPR may also capture data processing by non-EU firms with no EU establishment if, for example, they conduct direct marketing that specifically targets individuals in the EU. In addition, on November 1, 2023, the mainland China National Information Security Standardization Technical Committee issued the Network Security Standard Practice Guide – Guangdong-Hong Kong-Macau Greater Bay Area Cross-Border Personal Information Protection Requirements (Draft for Comment), setting out the basic principles and protection requirements in the personal information cross-border flow in the Guangdong-Hong Kong-Macao Greater Bay Area, which requires personal information processors to comply with the local laws and regulations in the jurisdictions concerned. It is likely that this Standard Practice Guide, if effective, will be applicable to companies operating in Hong Kong, like us.

In some jurisdictions, including mainland China where we have a wholly-owned subsidiary that hosts domain names of our mainland China websites and other online platforms which promote our non-gaming amenities in mainland China, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, the Cybersecurity Administration of China, or CAC, introduced the Management Measures for Reporting Cybersecurity Incidents (Draft for Comment) in December 2023, which require mandatory reporting within one hour for significant, major, or exceptionally major incidents. On January 4, 2022, the CAC issued the New Measures for Cybersecurity Review, or the New Measures, which amended the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021 and came into effect on February 15, 2022. The New Measures extend the scope of cybersecurity review to network platform operators engaging in data processing activities that affect or may affect national security, including overseas listings. Specifically, the New Measures provide that if a network platform operator who possesses personal information of more than one million users plans to be listed in foreign countries, it must apply for cybersecurity review and, in any event, the CAC has the authority to initiate a cybersecurity review if it considers the data processing activities in connection with a proposed listing will or may affect national security. The New Measures do not specify the types of public listings that will be subject to cybersecurity review and do not give sufficient guidance on the specific types of data processing activities that may be subject to cybersecurity review. The ~~mainland China~~PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As such, we cannot predict the impact of the New Measures on us, if any, at this stage, and we will closely monitor and assess the developments in the rule-making process. If the practical application of the New Measures results in mandated clearance of cybersecurity reviews and other specific actions to be completed by companies operating in Macau like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. We have not received any formal notice from any ~~mainland China~~PRC cybersecurity regulator that we should apply for or otherwise be subject to a cybersecurity review, but we cannot be certain that such notifications will not occur in the future.

On September 30, 2024, the Administration Regulations on Cyber Data Security (the “Data Security Regulations”) were published by the State Council, which came into effect on January 1, 2025. The Data Security Regulations reiterate and refine the general regulations for cyber data processing activities and rules of personal information protection, important data security protection, cyber data cross-border transfer security management, and the responsibilities of online platform service providers. In particular, the Data Security Regulations provide that cyber data processors whose cyber data processing activities affect or may affect national security shall be subject to national security review in accordance with the relevant regulations. However, the Data Security Regulations provide no further explanation or interpretation for the criteria on determining the risks that “affect or may affect national security.” Also, since the Data Security Regulations are still relatively new, the interpretation and implementation of these regulations may further evolve and develop, we cannot predict the impact of the Data Security Regulations on us.

In addition, the ~~mainland~~ China Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection systems for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities requires (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The ~~mainland~~

Our new branded products or new business lines may not be successful.

We launched the Nüwa brand in both Macau and the Philippines and the C2 brand in Cyprus. We intend to launch the Nüwa brand in Sri Lanka and rebrand The Countdown. In 2023, we launched City of Dreams Mediterranean in Cyprus and Epic Tower at Studio City. We may continue introducing new brand names and brand identities in the future, such as City of Dreams Sri Lanka, which may be time-consuming and expensive, or may not have the intended effect, any of which could have a material adverse effect on our business, results of operations and financial condition. We may also launch new products or enter into new business or service lines that are subject to different business or regulatory risks than our existing gaming business. These new initiatives may subject us to additional costs for complying with a new set of laws, rules, regulations and policies and/or requirements imposed by new governmental and regulatory bodies. Given our relative lack of experience in these new business ventures, there is also no assurance that they will be successful. Accordingly, the revenue streams from our new properties and casinos opening in the near future may not be stable or significant.

Economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners and our ability to accept certain customers, which could materially and adversely affect our competitiveness and business operations.

The United Nations and a number of countries and jurisdictions, including ~~mainland~~ China, the United States and the EU, have adopted various economic or trade sanction regimes. In particular, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of ~~mainland~~ China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, Tencent Holdings Limited, certain of their respective affiliates, and other ~~mainland~~ China-based technology companies. These ~~mainland~~ China technology conglomerates manufacture and/or develop telecommunications and other equipment, software, mobile Apps and devices that are popular and widely used globally, including by us and by our customers, especially those in ~~mainland~~ China. The United States has also in certain circumstances imposed and threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements on ~~mainland~~ China and ~~mainland~~ China-based companies. The U.S. government has brought enforcement actions against ZTE Corporation and Huawei and related persons, as well as companies who engaged in unauthorized transactions with Huawei.

These restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, though may not be directly applicable to us, may materially and adversely affect our suppliers, service providers, technology partners or other business partners’ abilities to acquire technologies, systems, devices or components that may be critical to our relationships or collaborations with them. In addition, if any of our suppliers, service providers, technology partners or other business partners that have collaborative relationships with us or our affiliates were to become subject to sanctions or other restrictions, this might restrict or negatively impact our ongoing relationships or collaborations with them, which could materially and adversely affect our competitiveness and business operations. Media reports on alleged uses of the technologies, systems or innovations developed by business partners or other parties not affiliated with or controlled by us, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us.

In addition, the continuing military conflict between Russia and Ukraine has led to sanctions and export controls being imposed by the United States, the European Union, the United Kingdom and other countries targeting Russia, its financial systems and major financial institutions and certain Russian entities and persons. As these new and growing lists of sanctions and measures are extensive and changing, they could be difficult to comply with and could also significantly increase our business and compliance costs. Such sanctions and measures have had and may continue to have a negative impact on our business and our ability to accept certain customers, including for our business in Cyprus where historically a significant number of tourists have come from Russia.

Climate change, environmental, social and governance and sustainability related concerns could have a negative impact on our business and results of operations.

Various jurisdictions are adopting or considering new laws and regulations that expand mandatory disclosure, reporting and diligence requirements with respect to environmental, social and governance (“ESG”) matters, and expectations of investors, customers, employees and other stakeholders in this area continue to evolve.

There are also risks associated with the chronic and acute physical effects of climate change (including changes in sea levels, water shortages, droughts, typhoons and other extreme weather phenomena and natural disasters). Inability to maintain reliable energy supplies due to climate change disruptions may also impact our business continuity and an increase in frequency of extreme weather events could leave us vulnerable to increased insurance costs or limit or ability to obtain sufficient coverage. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — Our business is subject to regional and global political, social and economic risks, as well as natural disasters, that may significantly affect visitations to our properties and have a material adverse effect on our results of operations” for a discussion of risks relating to natural disasters that could be exacerbated by climate change.

The criteria by which our ESG and sustainability practices are assessed may also change due to the evolution of the sustainability landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. We have potentially high exposure to net zero transition-related policies and carbon prices that could result in energy inflationary pressures. Implicit carbon costs could also affect us where investments are required to meet building efficiency requirements and emissions regulations that are introduced as part of net zero transition plans. In addition, we have exposure to potential commodity price increase pressures on energy intensive goods and construction materials procured as a result of net zero transition-related regulations. If we are unable to satisfy such new criteria, stakeholders may conclude our policies and/or actions with respect to ESG and sustainability matters are inadequate. In addition, we utilize a significant amount of energy and water and produce a considerable amount of waste in our operations and any failure in our efforts to use materials efficiently or reduce waste may not meet the expectations of our stakeholders. Compliance with future climate-related legislation and regulation, and our efforts to achieve emissions reduction targets, could also be difficult and costly. Consumer travel and consumption preferences may also shift due to sustainability related concerns or costs. Moreover, stakeholders (including those in support of or in opposition to ESG principles) may have a negative view of us to the extent we are perceived to have not responded appropriately to their ESG concerns or take positions that are contrary to their views or expectations. As a result of the foregoing, we may experience significant increase in operating and compliance costs, operating disruptions or limitations, reduced demand, and constraints on our growth, all of which could adversely affect our profits.

Claims or regulatory actions against us under ~~mainland~~ China’s competition laws may result in fines, constraints on our business and damage to our reputation.

In recent years, the ~~mainland China~~PRC government has stepped up enforcement against concentration of undertakings, cartel activities, monopoly agreements, unfair pricing, abusive behaviors by companies with market dominance and other anti-competitive activities. In December 2020, the ~~mainland China~~PRC government announced that strengthening anti-monopoly measures and preventing the disorderly expansion of capital has become one of its focuses, and that it intended to improve digital regulations and legal standards for the identification of platform enterprise monopolies for the gathering, usage and management of data, and for the protection of consumer rights.

For example, the ~~mainland China~~PRC government has enhanced its anti-monopoly and anti-unfair competition laws and regulations, such as the enactment of the Online Trading Measures, which took effect on May 1, 2021, and the amended Anti-monopoly Law, which came into effect on August 1, 2022 and significantly increased the consequences of liability for violations, including for failing to notify the State Administration for Market Regulation prior to implementing transactions if certain thresholds are met.

As of the date of this annual report, ~~the mainland~~ China’s statements and regulatory actions related to anti-monopoly concerns have not impacted our business, our ability to accept foreign investments or our ability to issue our securities to foreign investors. However, in the future, we may become subject to these or similar laws and regulations and compliance with such laws and regulations, as well as administrative guidance and requirements by regulators from time to time, may require significant resources and efforts, including changing our operations and pricing practices, restructuring our operations and adjusting our investment activities, which may materially and adversely affect our operations, growth prospects, reputation and the trading prices of our ordinary shares and/or ADSs.

All of our current and future construction projects are and will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects.

All of our current and future construction projects are and will be subject to a number of risks, including:

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	disruptions to key supply markets, including shortages of, and price increases in, energy, materials and skilled and unskilled labor, geopolitical issues and inflation;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	lack of sufficient, or delays in availability of, financing;

•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;

•	labor disputes or work stoppages;

•

shortage of qualified contractors and suppliers or inability to enter into definitive contracts with contractors with sufficient skills, financial resources and experience on commercially reasonable terms, or at all;

•	disputes with, and defaults by, contractors and subcontractors and other counter-parties;

•	personal injuries to workers and other persons;

•	environmental, health and safety issues, including site accidents and the spread or outbreak of infectious diseases;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

The occurrence of any of these events could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any existing or future construction projects which we might undertake. For example, in Cyprus, the City of Dreams Mediterranean project experienced delays due to some difficulties that we encountered with our contractors in relation to them not meeting labor resourcing plans and maintaining progress. We cannot guarantee that our construction costs or total project costs for existing or future projects will not increase beyond amounts initially budgeted.

We could encounter substantial cost increases or delays in our projects, which could prevent or delay the opening of such projects.

We have certain projects under development and may have development projects in the future. The completion of these projects, such as the casino at City of Dreams Sri Lanka, is subject to a number of contingencies, including adverse developments in applicable legislation, delays or failures in obtaining necessary government licenses, permits or approvals, disruptions to key supply markets, including shortages of, and price increases in energy, materials and skilled and unskilled labor, and inflation. The occurrence of any of these developments could increase the total costs or delay or prevent the construction or opening of new projects, which could materially and adversely affect our business, financial condition and results of operations. We may also require additional financing to develop our projects. Our ability to obtain such financing depends on a number of factors beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies and interest rates.

There is no assurance that the actual costs related to our projects will not exceed the costs we have projected and budgeted, which could materially and adversely affect our business, cash flow, financial condition, results of operations and prospects.

Construction is subject to hazards that may cause personal injury or loss of life, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

The construction of large-scale properties, including the types of projects we are or may be involved in, can be dangerous. Construction workers at such sites are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. For example, in December 2021, there was a fatality at the Studio City Phase 2 construction site and certain façade-related works were suspended for approximately two weeks. We believe, and require, our contractors take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. If accidents occur during the construction of any of our projects, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.

Risks Relating to Operating in the Gaming Industry in Macau

Our business and operations in Macau are dependent upon our concession and, if we fail to comply with the complex legal and regulatory regime in Macau, our concession may be subject to revocation.

Under the terms of the Concession Contract, we are obligated to comply with all laws, regulations, rulings and orders promulgated by the Macau government from time to time. In addition, we must comply with all terms of the Concession Contract which contains various general covenants and provisions, such as general and special duties of cooperation, special duties of information and obligations in relation to the execution of our investment plan, as to which the determination of compliance is subjective and depend, in part, on our ability to maintain continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations and covenants under the concession and applicable laws and regulations in a manner that would avoid any violations. We cannot assure you that we will perform such obligations and covenants in a way that satisfies the requirements of the Macau government.

Melco Resorts Macau’s concession further provides that the Macau government is allowed to request various changes in our investment plan and impose business and corporate requirements that may be binding on us. Melco Resorts Macau must also first obtain the Macau government’s approval before raising certain financing and must notify the Macau government before taking significant financial decisions. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by our concession, the gaming law or other related regulations.

The harshest penalty that may be imposed on us for failure to comply with the complex legal and regulatory regime in Macau and the terms of the Concession Contract is revocation of the concession. Under the concession, the Macau government has the right to unilaterally terminate the concession in the event of non-compliance by Melco Resorts Macau with its basic obligations under the concession and applicable Macau laws. If such a termination were to occur, any casino premises and gaming equipment at that time will revert or be transferred to the Macau government without compensation to us and we would be unable to operate casino gaming in Macau, which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in our projects. Under the terms of the Concession Contract, ~~T~~termination events include, among others, endangerment to the national security of mainland China or Macau; the operation of gaming without permission or operation of a business which does not fall within the business scope of the concession; abandonment of approved business or suspension of operations of its gaming business in Macau without reasonable grounds; transfer of all or part of Melco Resorts Macau’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval; failure to pay taxes, premiums, levies or other amounts payable to the Macau government; systematic non-compliance with the Macau Gaming Operations Law’s basic obligations; for reasons of public interest; and for failure to meet probity standards or failure to meet the investment amount and other criteria set in the Concession Contract within the period set by the Macau government. These events could lead to the termination of Melco Resorts Macau’s concession without compensation to Melco Resorts Macau. In many of these instances, the Concession Contract does not provide for a specific cure period within which any such events may be cured and the granting of any cure period, if at all, would be at the discretion of the Macau government. See “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Concession Contract in Macau.”

Currently, there is no precedent on how the Macau government will treat the termination of a concession and the laws and regulations relating to termination of a concession have not yet been applied by the Macau government. Accordingly, the scope and enforcement of the provisions of Macau’s gaming regulatory system cannot be fully assessed.

Studio City faces significant risks and uncertainties which may materially and adversely affect our business, financial condition and results of operations.

Studio City commenced operations in October 2015 and operates in a challenging competitive environment. For example, some of our competitors in Macau have expanded operations or have announced intentions for further expansion and developments in Cotai, where Studio City is located. See “— We face intense competition in Macau, the Philippines and elsewhere in Asia and Europe and may not be able to compete successfully.” Moreover, we face risks and uncertainties related to changes to the ~~mainland China~~PRC and Macau governments’ policies and regulations relating to gaming markets, including those affecting gaming table allocation and caps, smoking restrictions, exchange controls and repatriation of capital, measures to control inflation and monetary transfers and travel restrictions.

In addition, Studio City may find it challenging to comply with the terms imposed under its financing arrangements, especially during periods of challenging market conditions (including changes in ~~the mainland~~ China’s economy). The 2021 Studio City Senior Secured Credit Facility, 2024 Studio City Senior Secured Credit Facility and the indentures governing the Studio City Notes impose certain operating and financial restrictions, including limitations on the ability to pay dividends, incur additional debt, make investments, create liens on assets or issue preferred stock. If we are unable to comply with such restrictions, it could cause repayment of our debt to be accelerated. See “— The agreements governing our credit facilities and debt instruments contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions or otherwise take actions that may be in our best interests” and “— The renewal of a land concession is subject to compliance with certain legal requirements. In the event of any failure to meet such legal requirements, we could be forced to forfeit all or part of our investment in City of Dreams, along with our interest in the land on which City of Dreams is located and the building and structures on such land.”

All of the foregoing trends, risks and uncertainties may have a material adverse impact on our business, financial condition and results of operations.

We may be required to cease our operations at Mocha Clubs and Grand Dragon Casino.

Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau and offer both electronic gaming machines and electronic table games, with a focus on general mass market patrons outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements. In addition to the Mocha Clubs, we also operate the Grand Dragon Casino, which focuses on mass market table games.

Under the Macau Gaming Operations Law, concessionaires, such as Melco Resorts Macau, may continue to operate games of chance in casinos in properties that are not owned by them for a period of three years from January 1, 2023 under authorization of the Chief Executive of Macau. Such three-year period ends on December 31, 2025, following which the concessionaires may only continue to operate games of chance in properties that are not owned by them by engaging a managing company, with any such engagement subject to approval of the Chief Executive of Macau. There is no assurance that we will be able to obtain any necessary approvals to operate Mocha Clubs or Grand Dragon Casino beyond December 31, 2025 as these approvals are granted by the Macau government at its discretion in line with policies that may change from time to time. Any cessation of operations at Mocha Clubs or Grand Dragon Casino may have an adverse effect on our business, financial condition and results of operations.

Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of ~~mainland~~ China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, a mainland China citizen traveling abroad is only allowed to take a total of RMB20,000 (equivalent to approximately US$2,734) plus non-RMB currency with an amount equivalent of up to US$5,000 out of mainland China. The annual limit of RMB100,000 (equivalent to approximately US$13,668) is the aggregate amount that can be withdrawn overseas by any person from mainland China bank accounts and it was set by the ~~mainland China~~PRC government. In addition, the ~~mainland China~~PRC government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that mainland China-issued ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from mainland China to Macau. Furthermore, a law also exists to control cross-border transportation of cash and other negotiable instruments to the bearer. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (equivalent to approximately US$15,007) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. The adoption of digital currency by the ~~mainland China~~PRC government may also cause more restrictions on the export of the Renminbi out of mainland China, which may impede the flow of customers from mainland China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.

In addition, the value of RMB against the U.S. dollar and other currencies may fluctuate and may be affected by, among other things, changes in political and economic conditions and the foreign exchange policies adopted by the ~~mainland China~~PRC government. In 2024, the value of RMB depreciated approximately 2.7% against the U.S. dollar, compared to 2023. It remains difficult to predict how market forces or ~~mainland China~~PRC or U.S. government policy, including the ongoing trade disputes between ~~mainland~~ China and the U.S. governments may further exacerbate the devaluation of the RMB against the U.S. dollar and other currencies in the future. Given that we derive a significant majority of our revenues from our Macau gaming business and a significant number of our gaming customers come from, and are expected to continue to come from, ~~mainland~~ China, any further devaluation of the RMB against the U.S. dollar and other currencies may affect the visitation and level of spending of these gaming customers and could in turn have a material adverse effect on our revenues and financial condition.

Adverse changes or developments in gaming laws or other regulations in Macau that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.

Our operations in Macau are also exposed to the risks of changes in laws and policies. Current laws in Macau, such as licensing requirements, tax rates, immigration and other regulatory obligations, including those for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon gaming operations in Macau. See “— The gaming industries in Macau, the Philippines, Cyprus and Sri Lanka are highly regulated.”

On June 22, 2022, Law no. 7/2022, which amends Law no. 16/2001, or the Macau Gaming Operations Law, was published and on December 19, 2022, Law no. 16/2022, the new Gaming Activities Law, which replaces Administrative Regulation no. 6/2022, or the Gaming Promoter Regulation was published. These laws set additional requirements applicable to our operations. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations.” In addition, the Macau government imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, entry into casinos by off-duty gaming related employees, location requirements for sites with gaming machine lounges, data privacy and other matters. Any such legislation, regulation or restriction which is being or may in the future be imposed by the Macau government may have a material adverse impact on our operations, business and financial performance. Furthermore, our inability to address any of these requirements or restrictions imposed by the Macau government could adversely affect our reputation and result in criminal or administrative penalties, in addition to any civil liability and other expenses. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations.”

Also, smoking on the premises of casinos is only permitted in authorized segregated smoking lounges with no gaming activities, and such segregated smoking lounges are required to meet certain standards determined by the Macau government. Our properties currently have a number of segregated smoking lounges. We cannot assure you that the Macau government will not enact more stringent smoking control legislation. Such limitations imposed on smoking have and may deter potential gaming patrons who are smokers from visiting casinos in Macau, which could adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Smoking Regulations.”

Current Macau laws and regulations concerning gaming and gaming concessions and matters such as prevention of money laundering are fairly recent or there is little precedent on the interpretation of these laws and regulations. These laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations or issue new or modified regulations that differ from our interpretation, which could have a material adverse effect on the operation of our properties and on our financial condition, results of operations, cash flows and prospects.

Our activities in Macau are subject to administrative review and approval by various departments of the Macau government. For example, our business activities are subject to the administrative review and approval by the DICJ, Macau Health Bureau, Macau Labor Bureau, Macau Construction Works Bureau, Macau Fire Department, Macau Finance Department and Macau Government Tourism Office. We cannot assure you that we will be able to obtain or maintain all necessary approvals, which may materially affect our business, financial condition, results of operations, cash flows and prospects. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

We may require additional financing to complete our investment projects or in our business operations, which may not be available on satisfactory terms or at all.

We have funded our capital investment projects through, among others, cash generated from our operations, credit facilities, issuance of debt securities and equity financings. For example, we used such capital resources to fund the development of the remaining land for our Studio City development project, and we may require additional financing in the future for our capital investment projects, which we may raise through debt or equity financing. In connection with the Concession Contract, Melco Resorts Macau committed to an overall investment of MOP11,823.7 million (equivalent to approximately US$1.48 billion) and incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$250.5 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to approximately US$22.51 billion) (“Incremental Investment Trigger”). As Macau’s annual gross gaming revenue exceeded MOP180.0 billion (equivalent to approximately US$22.51 billion) in 2023, the Incremental Investment Trigger was triggered in 2023, thereby increasing Melco Resorts Macau’s non-gaming investment by MOP2,003.0 million (equivalent to approximately US$250.5 million), with the overall investment amount increased to MOP13,826.7 million (equivalent to approximately US$1.73 billion) to be carried out by December 2032. As of December 31, 2024, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP3,341.5 million (equivalent to approximately US$417.9 million). We may also require additional financing in the future to fund our business operations. We may be required to obtain approval from, or consent of, or notify relevant government authorities or third parties in order to enter into such financings. There are no assurances that we would be able to obtain any required approval or consent from the relevant government authorities or third parties with respect to such financing in a timely manner or at all.

Any financing related to the above may also be subject to, among others, the terms of credit facilities, the Melco Resorts Finance Notes and the Studio City Notes and any future financings. In addition, our ability to obtain debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies and interest rates. Although many economies have started reducing interest rates, the direction of global policies remain uncertain. The continued pressure on the ~~mainland~~ China property market since 2022, as well as the deterioration in the ~~mainland~~ China economy post-COVID-19 also negatively impacted the market for high yield bonds of issuers in other sectors connected with ~~mainland~~ China, including those issued by Macau gaming operators and associated entities. As a result, we cannot assure you that we will be able to obtain sufficient financing on terms satisfactory to us, or at all, to finance our capital investment projects. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected. We may, from time to time, seek to obtain new financings or refinance our outstanding debt through international markets. Any such financing or refinancing, and our evaluation thereof, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our business and operations in Macau are dependent upon our concession and, if we fail to comply with the complex legal and regulatory regime in Macau, our concession may be subject to revocation,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financing and Indebtedness — Any inability to maintain current financing or obtain future financing could result in delays in our project development schedule and could impact our ability to comply with the terms of the Concession Contract and generate revenues from operations at our present and future projects” and “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Concession Contract in Macau.”

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to make scheduled payments due on our existing and anticipated indebtedness obligations, including our credit facilities, the Melco Resorts Finance Notes and Studio City Notes, to refinance and to fund working capital needs, planned capital expenditures and development efforts will depend on our ability to generate cash. We will require generation of sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debt is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control, including:

•	our future operating performance;

•	the demand for services that we provide;

•

general economic conditions and economic conditions affecting ~~mainland~~ China~~, Macau~~, the Philippines, Cyprus, Sri Lanka or the gaming industry in particular, including market conditions such as increases in inflation and other global economic, political and social conditions;

•	our ability to hire and retain employees and management at a reasonable cost;

•	competition; and

•	legislative and regulatory factors affecting our operations and business.

We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected indebtedness obligations or our other liquidity needs, in which case we may have to seek additional borrowings or undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seek to raise additional capital on terms that may be onerous or highly dilutive, any of which could have a material adverse effect on our operations.

Our ability to incur additional borrowings or refinance our indebtedness, including our credit facilities, the Melco Resorts Finance Notes and Studio City Notes, will depend on the condition of the financing and capital markets, our financial condition at such time and potentially governmental approval. We cannot assure you that any additional borrowing, refinancing or restructuring would be possible or that any assets could be sold or, if sold, the timing of any sale or the amount of proceeds that would be realized from any such sale. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect, including the indentures governing the Melco Resorts Finance Notes and Studio City Notes.

In addition, any failure to make scheduled payments of interest or principal on our outstanding indebtedness would likely result in a reduction of our credit rating and constitute an event of default, which would harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our failure to generate sufficient cash flow to satisfy our existing and projected indebtedness obligations or other liquidity needs, or to refinance our obligations on commercially acceptable terms or at all, could have a material adverse effect on our business, financial condition and results of operations.

The agreements governing our credit facilities and debt instruments contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions or otherwise take actions that may be in our best interests.

The agreements governing our credit facilities and debt instruments contain restrictions on our ability to engage in certain transactions and may limit our ability to respond to changing business and economic conditions, including regulatory changes, or otherwise take actions that may be in our best interests. Certain of these agreements have restrictions that include, among other things, limitations on our ability and the ability of our restricted subsidiaries or other members of our obligor group to do some or all of the following:

•	pay dividends or distributions or repurchase equity;

•

make loans, payments on certain indebtedness, distributions and other restricted payments or apply revenues earned in one part of our operations to fund development costs or cover operating losses in another part of our operations;

MOP3,341.5 million (equivalent to approximately US$417.9 million). Any inability to obtain suitable financing, if required, may cause us to fail to comply with the terms of our Concession Contract, the harshest penalty of which for any non-compliance that may be imposed on us is revocation of the Concession Contract. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our business and operations in Macau are dependent upon our concession and, if we fail to comply with the complex legal and regulatory regime in Macau, our concession may be subject to revocation” and “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Concession Contract in Macau.”

In addition, such failure may also limit our ability to operate and expand our business and may adversely impact our ability to generate revenue. Furthermore, the costs incurred by any new financing may be greater than anticipated due to unfavorable market conditions. Any such increase in funding costs may have a negative impact on our revenue and financial condition.

Risks Relating to Our Shares and ADSs

The trading price of our ADSs has been volatile since our ADSs began trading on Nasdaq and may be subject to fluctuations in the future, which could result in substantial losses to investors.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market, or the Nasdaq, since January 2, 2009. During the period from December 19, 2006 to March 14, 2025, the trading prices of our ADSs ranged from US$2.27 to US$45.70 per ADS and the closing sale price on March 14, 2025 was US$5.63 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors, including the following:

•	international political tensions, including between ~~mainland~~ China and the U.S., and policies and/or legislation which may be proposed and/or enacted in relation to such tensions;

•

developments in the Macau market, the Philippine market, the Cyprus market, the Sri Lanka market or other Asian or European gaming markets, including disruptions caused by widespread health epidemics or pandemics and the announcement or completion of major new projects by our competitors;

•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	general economic, political or other factors that affect the region where our properties are located and/or the macroeconomic environment, including any global pandemics or other crises;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new investments, acquisitions, strategic partnerships, joint ventures or divestments by us or our competitors;

•	changes in performance and value of our investments;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	changes in our market share of the Macau, Philippine, Cyprus and/or Sri Lanka gaming markets;

•	detrimental adverse publicity about us, our properties or our industries;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, H.K. dollar, Pataca, Renminbi, Euro, the Philippine peso and the Sri Lankan rupee;

•	release or expiration of lock-up or other transfer restrictions on our outstanding shares or ADSs;

•	sales or perceived sales of additional shares or ADSs or securities convertible or exchangeable or exercisable for shares or ADSs;

•	potential litigation or regulatory investigations; and

•	rumors related to any of the above, irrespective of their veracity.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in connection with COVID-19 outbreaks, securities markets across the globe have experienced significant volatility. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In addition, we are a Cayman Islands holding company and not a mainland China operating company and investors may never directly hold equity interests in our operating subsidiaries. This organizational structure involves unique risks to investors, including the possibility of ~~mainland China~~PRC or Macau regulatory authorities disallowing our organizational structure, which would likely result in a material change in our operations and/or value of our ADSs making them significantly decline or worthless.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. In addition, as a company listed on Nasdaq, we are subject to certain rules and requirements implemented by Nasdaq. The rules of Nasdaq impose various continued listing requirements. We cannot assure you that we can or will continually adhere to all of such requirements, including those required to maintain our listing on Nasdaq. Any failure to adhere to the applicable requirements could result in costs, penalties, administrative remedies or other consequences, any of which may result in a material adverse effect on our business, prospects, results of operations and financial condition.

We cannot assure you that we will make dividend payments in the future.

On May 14, 2020, we announced the suspension of the Company’s quarterly dividend program to preserve liquidity in light of COVID-19 outbreaks and to continue investing in our business. We cannot assure you that we will resume the Company’s quarterly dividend program or make any dividend payments on our shares in the future. Dividend payments will depend upon a number of factors, including the operating environment, our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board. Except as permitted under the Companies Act (as amended) of the Cayman Islands, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, the 2020 Credit Facilities, the Studio City Notes, the 2021 Studio City Senior Secured Credit Facility, the 2024 Studio City Senior Secured Credit Facility and other agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the 2015 Credit Facilities and the 2020 Credit Facilities include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover, cash cover and leverage ratios. The Studio City Notes, 2021 Studio City Senior Secured Credit Facility and 2024 Studio City Senior Secured Credit Facility also contain certain covenants restricting payment of dividends by Studio City Finance and its subsidiaries, respectively. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

Market and Competition

We believe that the gaming markets in Macau and the Philippines are and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession holders, other PAGCOR license holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records in the operation of major hotel casino resort properties. Compared to Macau and the Philippines, the competitive environment in Cyprus is more favorable with our exclusive license to operate casinos in the Republic of Cyprus until 2032, but we may face competition from casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East. The gaming market in Sri Lanka is becoming more competitive with the upcoming commencement of operations of Majestic Pride Colombo, in addition to the four existing casinos licensed to operate in Colombo.

Macau Gaming Market

In 2024, 2023 and 2022, Macau generated approximately US$28.4 billion, US$22.9 billion and US$5.3 billion of gross gaming revenue, respectively, according to the DICJ. Macau is currently the only market in China, and one of only several in Asia, to offer legalized casino gaming.

We believe COVID-19 outbreaks and the related policies implemented globally, especially the travel or visa restrictions imposed by ~~mainland China~~the PRC government resulted in a significant decline in inbound tourism, among other things. While travel restrictions globally have eased and travel restrictions between Macau and ~~mainland~~ China have been significantly relaxed in 2023, the disruptions to our business caused by COVID-19 outbreaks have had an adverse effect on our operations. For the years ended December 31, 2024, 2023 and 2022, our operating revenues generated amounted to US$4.64 billion, US$3.78 billion and US$1.35 billion. Lower operating revenues in 2022 were mainly due to the effects of COVID-19.

Macau continues to be impacted by a range of external factors, including uneven growth in the ~~mainland~~ China economy and government policies that may adversely affect the Macau gaming market. For example, the ~~mainland China~~PRC government has taken measures to deter marketing of gaming activities to mainland China residents by offshore casinos and to reduce capital outflow. Such measures include reducing the amount that mainland China-issued ATM cardholders can withdraw in each withdrawal, setting a limit for annual withdrawals and the launch of facial recognition and identity card checks with respect to certain ATM users.

The mass market table games segment accounted for 70.2% of market-wide gross gaming revenues in 2024, compared to 69.4% of market-wide gross gaming revenues in 2023 and 68.5% in 2022, according to the DICJ. With our strategic focus on the premium mass market in the Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market. Moreover, we believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in ~~mainland~~ China, a robust regulatory framework and significant new infrastructure developments in Macau and ~~mainland~~ China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. According to the DSEC, visitation to Macau totaled more than 34.9 million in 2024, an increase of 23.8% compared to 2023 but below the 39.4 million visitors in 2019. Visitors from mainland China represented 70.1% of all visitors to Macau in 2024, compared to 67.5% in 2023, and visitors from Hong Kong and Taiwan represented 20.6% and 2.4%, of all visitors to Macau in 2024, respectively.

In terms of competition, gaming in Macau is administered through concessions awarded by the Macau government to six different concessionaires: Melco Resorts Macau; SJM, in which family members of Mr. Lawrence Ho, our chairman and chief executive officer, have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; Galaxy; MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho; and VML, a subsidiary of Sands China Ltd and Las Vegas Sands Corporation.

SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor, Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962. In July 2021, SJM opened Grand Lisboa Palace, in Cotai. SJM opened The Karl Lagerfeld and Palazzo Versace Macau, respectively, in June and November 2023.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau peninsula and an extension called Encore in 2010. In August 2016, Wynn Macau opened Wynn Palace, in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy progressively opened Phase 3 of the Galaxy Macau Resort from the second quarter 2023, while Phase 4 is currently under development and is expected to open in 2027.

VML operates Sands Macao on the Macau peninsula, The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Parisian Macao. VML also operated Sands Cotai Central in Cotai in the past, which has been rebranded and redeveloped as The Londoner Macao, which opened in February 2021.

MGM Grand Paradise opened its MGM Macau facilities in December 2007, which are located next to Wynn Macau on the Macau peninsula, and its MGM Cotai resort in February 2018.

In addition to facing competition from existing operations of these concessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, hotels and casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties.

The existing concessions do not place any limits on the number of gaming facilities that may be operated. The Macau government does, however, limit the aggregate number of gaming tables and gaming machines in Macau and the opening of a new facility is subject to Macau government approval. The current cap of gaming tables and gaming machines are 6,000 and 12,000 respectively.

Law no. 7/2022 which amends the Macau Gaming Operations Law (Law no. 16/2001) came into force in June 2022. Principal changes under the amended Macau Gaming Operations Law include, among others, the following:

•	the number of gaming concessions that may be awarded by the Macau government is up to six;

•	the term of the concessions may be up to ten years, subject to extension(s) of up to three years in total;

•	the registered share capital of each concessionaire shall be at least MOP5 billion (equivalent to approximately US$625.3 million);

•	the managing director of each concessionaire must be a Macau permanent resident and hold at least 15% of the concessionaire’s registered share capital;

•	significant transactions should be notified by concessionaires to the Macau government in advance;

•	an administrative sanctions regime is established;

•	national security is one of the main objectives of the Macau gaming legal framework and a concession may be terminated without compensation in case it is considered a threat to national security;

•	a per gaming table and per gaming machine special premium is due should gross gaming revenue fall below the gross gaming revenue threshold set by the Macau government;

•

the Macau government sets the maximum number of gaming tables and gaming machines allocated to each concessionaire and the allocation of such gaming tables and gaming machines to a specific casino is subject to the approval of the Macau government;

•	the Macau government may reduce the number of gaming tables or gaming machines in certain circumstances;

•	the amount of gaming chips of each concessionaire in circulation is subject to Macau government approval; and

•

the concessionaires are jointly and severally liable for administrative fines and civil liability arising from the exercise in their casinos of the authorized gaming promotion activity by gaming promoters, their directors and key employees, as well as their collaborators. Such joint and several liability may be excluded when it is proved that the concessionaire has responsibly fulfilled its supervision duty.

See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Gaming Operation Regulations” for a discussion of the amendments made to the gaming law in Macau.

Philippine Gaming Market

The Philippine economy has been one of the faster growing economies in the region, with favorable demographics and consumer spending that are beneficial to the Philippine gaming market. City of Dreams Manila, however, presently faces stronger competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world, such as Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. as well as the Philippine Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines.

Cyprus Gaming Market

We currently operate City of Dreams Mediterranean and three satellite casinos in Cyprus. In June 2023, we ceased operations of the temporary casino, which was opened in Limassol in June 2018 as the first licensed casino in Cyprus. We opened two satellite casinos in Nicosia and Larnaca in December 2018, one satellite casino in Ayia Napa in July 2019 and one satellite casino in Paphos in February 2020. In June 2020, we ceased operations of the satellite casino in Larnaca. In July 2023, City of Dreams Mediterranean was opened to the public. Although we have an exclusive license to operate casinos in the Republic of Cyprus until 2032, we may face competition from casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East.

Sri Lanka Gaming Market

The gaming market in Sri Lanka is evolving, with a mix of established players and new entrants. Currently, there are four casinos in Colombo, three of which cater primarily to international clients with the fourth catering to the local market. The market is characterized by a focus on table games and high-stakes gambling. The upcoming Majestic Pride Colombo is expected to increase competition and target international clients.

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian or European destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. In the Philippines, there are four major gaming facilities in metro Manila, including City of Dreams Manila, with a fifth gaming facility scheduled to open in late 2025. There are two major gaming facilities in Singapore located on Sentosa and at Marina Bay and an international gaming resort in Malaysia located approximately a one-hour

Restrictions on Distributions

For discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact such restrictions have on our ability to meet our cash obligations, see “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Restrictions on Distribution of Profits Regulations.” See also “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 18 to the consolidated financial statements included elsewhere in this annual report.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have entered into license or hotel management agreements with the following entities or groups:

•	Hyatt group in relation to the use of various trademarks owned by Hyatt group for the branding of the Grand Hyatt hotel at City of Dreams;

•

Nobu Hospitality LLC in relation to the use of certain trademarks and intellectual property rights owned by Nobu in connection with its development, operation and management of the Nobu hotel and restaurant at City of Dreams Manila;

•	Hyatt International Corporation and Melco Resorts Leisure, under which various trademarks owned by Hyatt are licensed to Melco Resorts Leisure for its operation of a hotel at City of Dreams Manila;

•

DreamWorks Animation and Melco Resorts Leisure, under which various trademarks and other intellectual property rights owned by DreamWorks Animation are licensed to Melco Resorts Leisure for its operation of DreamPlay by DreamWorks, a family entertainment center at City of Dreams Manila; and

•	Marriott International group in relation to the use of its various trademarks for the operation of a W-branded hotel by the Marriot International group at Studio City.

In addition, we also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain trademarks and trade names and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines. For other intellectual property that we owned, see “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D. TREND INFORMATION

The following trends and uncertainties may affect our operations and financial conditions:

•

Policies and campaigns implemented by the ~~mainland China~~PRC government, including restrictions on travel, anti-corruption campaigns, monitoring of cross-border currency movement and adoption of measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, scrutiny of marketing activities in ~~mainland~~ China or measures taken by the ~~mainland China~~PRC government, including criminalization of certain conduct, to deter marketing of gaming activities to mainland China residents by foreign casinos, as well as any slowdown of economic growth in ~~mainland~~ China, may lead to a decline and limit the recovery and growth in the number of patrons visiting our properties and the spending amount of such patrons;

•	Policies and legislation implemented by the Macau government, including interpretations thereof, such as those relating to travel and visa policies;

•

The gaming and leisure market in Macau and the Philippines are developing and the competitive landscapes are expected to evolve as more gaming and non-gaming facilities are developed in the regions where our properties are located. More supply of such facilities in the Cotai region of Macau and in Entertainment City of the Philippines will intensify the competition in the business that we operate. Our business in Cyprus operates in a relatively new gaming market and the market landscape is expected to be more volatile and unpredictable;

•

The impact of new policies and legislation implemented by the Philippine government, including potential additional licensing requirements and potential tax legislation subjecting our Philippine subsidiaries to Philippines corporate income tax, value-added tax and other tax assessments in addition to the license fees paid to PAGCOR pursuant to the Philippine License;

•

Greater regulatory scrutiny, including increased audits and inspections, in relation to movement of capital and anti-money laundering and other financial crime. Anti-money laundering, anti-bribery and corruption and sanctions and counter-terrorism financing laws and regulations have become increasingly complex and subject to greater regulatory scrutiny and supervision by regulators globally and may increase our compliance costs and any potential non- compliances of such laws and regulations could have an adverse effect on our reputation, financial condition, results of operations or cash flows;

•

Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal data, including, among others, collection, use and/or transmission of personal data, and as to which there may be limited precedence on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance with such laws may result in damage of our reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data; and

•

Increases in cybersecurity and ransomware attacks around the world, including in the gaming and hospitality industries, and the need to continually evaluate, enhance and improve our internal process, systems and technology infrastructure to comply with the increasing cybersecurity, data privacy and data protection laws, regulations and requirements.

See also “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company — B. Business Overview — Market and Competition” and other information elsewhere in this annual report for recent trends affecting our revenues and costs since the previous financial year and a discussion of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial condition.

E. CRITICAL ACCOUNTING ESTIMATES

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management applies significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments which are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment

As of December 31, 2024 and 2023, we had net property and equipment of US$5.27 billion and US$5.53 billion, representing 66.0% and 66.4% of our total assets respectively. Property and equipment are

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence Yau Lung Ho	48	Chairman, chief executive officer and director
Clarence Yuk Man Chung	62	Director
Evan Andrew Winkler	50	President and director
Alec Yiu Wa Tsui	75	Independent non-executive director, chair of the nomination and corporate governance committee and a member of each of the audit and risk committee and the compensation committee
Thomas Jefferson Wu	52	Independent non-executive director, chair of the compensation committee and a member of each of the audit and risk committee and the nomination and corporate governance committee
John William Crawford	82	Independent non-executive director, chair of the audit and risk committee and a member of each of the nomination and corporate governance committee and the compensation committee
Francesca Galante	49	Independent non-executive director and a member of each of the audit and risk committee, the nomination and corporate governance committee and the compensation committee
Geoffrey Stuart Davis	56	Executive vice president and chief financial officer
Graham Paul Winter	60	Executive vice president and chief legal officer
Akiko Takahashi	71	Executive vice president and chief of staff to Chairman and chief executive officer

Directors

Mr. Lawrence Yau Lung Ho was appointed as our director on December 20, 2004 and served as our co-chairman and chief executive officer between December 2004 and April 2016 before being re-designated as chairman and chief executive officer in May 2016. Mr. Ho became the managing director of Melco International in 2001 and has been its chairman and chief executive officer since March 2006. In addition, Mr. Ho has been a director of SCI since July 2011. Mr. Ho has also been appointed as the chairman and director of Maple Peak Investments Inc., a company listed on the TSX Venture Exchange in Canada, since July 2016.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho serves on the board or participates as a committee member in various organizations in ~~Hong Kong, Macau and mainland~~ China. He is a member of the advisory committee of the All-China Federation of Industry and Commerce; a member of the Macau Basic Law Promotion Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; a member of the Asia International Leadership Council; honorary advisor of Global Tourism Economy Research Centre; permanent honorary committee member of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of the Macau Research Association for Macau Gaming Law; honorary president of the Association of Property Agents and Real Estate Developers of Macau and a director executive of the Macao Chinese General Chamber of Commerce.

In 2017, Mr. Ho was awarded the Medal of Merit-Tourism by the Macau SAR government for his significant contributions to tourism in the territory.

In recognition of Mr. Ho’s directorship and entrepreneurial spirit, he was granted the Business Awards of Macau’s “Leadership Gold Award” in 2015 and honored with “Outstanding Individual Award” at the Industry Community Awards in 2020. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for nine years since 2012, and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the 13th year in 2024.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in ~~Hong Kong, Macau and~~ China.

Mr. Clarence Yuk Man Chung was appointed as our director on November 21, 2006. Mr. Chung has also been an executive director of Melco International since May 2006, which he joined in December 2003. In addition, Mr. Chung has been the chairman and president of MRP since December 2012, a director of SCI since October 2018 and has also been appointed as a director of certain of Melco International’s subsidiaries and our subsidiaries incorporated in various jurisdictions. Before joining Melco International, Mr. Chung had been in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years by Inside Asian Gaming magazine. Mr. Chung is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology.

Mr. Evan Andrew Winkler was appointed as our director on August 3, 2016 and also our president on September 4, 2019. Mr. Winkler joined Melco International as the managing director in August 2016 and has assumed the role of the president and managing director of Melco International since May 2018, and has also been a director of SCI since August 2016. Mr. Winkler has also been appointed as a director of various subsidiaries of Melco International.

Before joining Melco International, Mr. Winkler served as a managing director at Moelis & Company, a global investment bank. Prior to that, he was a managing director and co-head of technology, media and telecommunications M&A at UBS Investment Bank. Mr. Winkler has extensive experience in providing senior level advisory services on mergers and acquisitions and other corporate finance initiatives, having spent nearly two decades working on Wall Street. He holds a bachelor’s degree in Economics from the University of Chicago.

Mr. Alec Yiu Wa Tsui was appointed as an independent non-executive director on December 18, 2006. Mr. Tsui is the chairman of our nominating and corporate governance committee and a member of our audit and risk committee and compensation committee. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the HKSE in 1994 as an executive director of the finance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. During his tenure at the HKSE, Mr. Tsui was in charge of the finance and accounting functions. Mr. Tsui was the chairman of the Hong Kong Securities Institute from 2001 to 2004 and a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive director of China Blue Chemical Limited from April 2006 to June 2012, China Chengtong Development Group Limited from March 2003 to November 2013, China Power International Development Limited from March 2004 to December 2016 and China Oilfield Services Limited from June 2009 to June 2015, all of which are listed on the HKSE. Mr. Tsui has been a director of Industrial and Commercial Bank of China (Asia) Limited since August 2000. Mr. Tsui is also an independent non-executive director of a number of companies listed on the HKSE and Nasdaq, including COSCO Shipping International (Hong Kong) Co., Ltd. since 2004, Pacific Online Limited since 2007, ATA Creativity Global since 2008, Hua Medicine since September 2018, Brii Biosciences Limited since July 2021, Summit Ascent Holdings Limited from March 2011 to September 2018, Kangda International Environmental Company Limited from July 2014 to April 2019 and DTXS Silk Road Investment Holdings Company Limited from December 2015 to May 2020. In addition, due to his long experience as an executive supervising finance and accounting functions, and extensive knowledge and expertise in internal controls and procedures for financial reporting and other matters performed by audit committees in general, Mr. Tsui also serves as a member of the audit committee on several of the companies on which he serves as a director.

Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993.

Mr. Thomas Jefferson Wu JP was appointed as an independent non-executive director on December 18, 2006. Mr. Wu is also the chairman of our compensation committee and a member of our audit and risk committee and nominating and corporate governance committee. Mr. Wu was the deputy chairman and managing director of Hopewell Holdings Limited, a business conglomerate which was de-listed from the HKSE, from February 2018 to May 2019. Mr. Wu has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director from June 2001 to May 2019, chief operating officer from January 2002 to August 2003, deputy managing director from August 2003 to June 2007, co-managing director from July 2007 to September 2009, managing director from October 2009 to May 2019 and deputy chairman of Hopewell Holdings Limited from February 2018 to May 2019. Mr. Wu has also been an executive director, managing director and non-executive director of Shenzhen Investment Holdings Bay Area Development Company Limited (formerly known as Hopewell Highway Infrastructure Limited), a company listed on the HKSE, from January 2003 to April 2018, from July 2003 to April 2018 and from April 2018 to May 2018, respectively.

Mr. Wu graduated with high honors from Princeton University in 1994 with a Bachelor of Science degree in Mechanical and Aerospace Engineering. Mr. Wu then worked in Japan as an engineer for Mitsubishi Electric Corporation for three years before returning to full-time studies at Stanford University, where he obtained a Master of Business Administration degree in 1999. In 2015, he was conferred an honorary fellowship by Lingnan University.

Mr. Wu is active in public service in ~~both Hong Kong and mainland~~ China. Mr. Wu serves in a number of advisory roles at different levels of government. In ~~mainland~~ China, Mr. Wu is a member of the 13th to 14th National Committee of the Chinese People’s Political Consultative Conference and the 10th to 13th Heilongjiang Provincial Committee of the Chinese People’s Political Consultative Conference and was a Standing Committee member and a member of the Guangzhou Municipality Huadu District Committee of the Chinese People’s Political Consultative Conference, among other public service capacities.

In Hong Kong, Mr. Wu’s major public service appointments include being a member of the Major Sports Events Committee of the Culture, Sports and Tourism Bureau of the Hong Kong Special Administrative Region Government (the “HKSARG”), a Vice Patron of the Community Chest of Hong Kong, a deputy director of Economic Affairs Committee and a member of Friends of Hong Kong Association Limited as well as Honorary Advisor of the Hong Kong Army Cadets Association. Mr. Wu is also the Convenor of the Hong Kong-ASEAN Foundation Advisory Council and a member of the Business School Advisory Council of The Hong Kong University of Science and Technology. Previously, Mr. Wu was a council member of The Hong Kong Polytechnic University and the Hong Kong Baptist University, a member of the Court of The Hong Kong University of Science and Technology, a board member of the Asian Youth Orchestra, a member of the standing committee on Disciplined Services Salaries and Conditions of Service, a member of the Hong Kong Tourism Board of the HKSARG, a board member of The Airport Authority Hong Kong of the HKSARG, a member of the Energy Advisory Committee of the Environment Bureau of the HKSARG and a member of the Committee on Real Estate Investment Trusts of Securities and Futures Commission.

In addition to his professional and public service engagements, Mr. Wu is mostly known for his passion for ice hockey, as well as the sport’s development in Hong Kong and the region. Mr. Wu is the co-founder and chairman of the Hong Kong Amateur Club and Hong Kong Academy of Ice Hockey, the chairman of the Hong Kong Ice Hockey Officials Association, as well as chairman of the LOHAS Rink Limited. Mr. Wu is also the honorary president of the Hong Kong Ice Hockey Association (the national sports association of ice hockey in Hong Kong), vice-chairman of Chinese Ice Hockey Association, honorary president of Macau Ice Sports Federation and honorary chairman of Ice Hockey Association of Taipei Municipal Athletics Federation. Mr. Wu served as the vice president (Asia/Oceania) of the International Ice Hockey Federation from 2012 to 2021.

In 2006, the World Economic Forum selected Mr. Wu as a “Young Global Leader.” Mr. Wu was also awarded the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2010, the “Asian Corporate Director Recognition Award” by Corporate Governance Asia in 2011, 2012 and 2013, and named the “Asia’s Best CEO (Investor Relations)” in 2012, 2013 and 2014.

Mr. John William Crawford JP was appointed as an independent non-executive director on January 12, 2017. Mr. Crawford was a member of our audit and risk committee up until March 21, 2018 when he became its chairman. He is also a member of our compensation committee and nominating and corporate governance committee. Mr. Crawford became an independent non-executive director of Melco International on September 13, 2019 and serves as the chairman of its audit committee and is a member of its nomination and corporate governance committee and its remuneration committee. Mr. Crawford has been the managing director of International Quality Education Limited since 2002 and he was a founding partner of Ernst & Young, Hong Kong, where he acted as engagement or review partner for many public companies and banks during his 25 years in public accounting and was the chairman of the audit division and the vice chairman of the Hong Kong office of the firm prior to retiring in 1997. He has extensive knowledge of accounting issues from his experience as the managing audit partner of this major international accounting firm and also has extensive operational knowledge as a result of his consulting experience.

Mr. Crawford has served as an independent non-executive director and chairman of the audit committee of Regal Portfolio Management Limited of Regal REIT since November 2006 and chairman of its Disclosure Committee since March 2010, and as an independent non-executive director of Entertainment Gaming Asia Inc. since November 2007 up until his resignation on July 3, 2017. In November 2011, Mr. Crawford was appointed as a member of the conflicts committee of our subsidiary SCI and resigned from this position on January 10, 2017. He previously served as an independent non-executive director and chairman of the audit committee of other companies publicly listed in Hong Kong, the most recent of which was E-Kong Group Limited until June 8, 2015.

Mr. Crawford has been deeply involved in the education sector in Asia, including setting up international schools and providing consulting services. He was a member and a governor for many years of the Canadian International School of Hong Kong and through International Quality Education Limited remains active in the start-up, overseeing and consulting for other similar pre-university schools, including the development of five kindergartens to Grade 12 schools in Asia. Additionally, Mr. Crawford is involved in various charitable and/or community activities and was a founding member of UNICEF Hong Kong Committee and the Hong Kong Institute of Directors. In 1997, Mr. Crawford was appointed a Justice of the Peace in Hong Kong. He is a member of the Hong Kong Institute of Certified Public Accountants, a member of the Chartered Professional Accountants of Ontario and a member of the Canadian Institute of Chartered Accountants.

Ms. Francesca Galante was appointed as an independent non-executive director on September 5, 2018. Ms. Galante is a member of each of our compensation committee, audit and risk committee and